    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 6, 1996
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                   8X8, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

          DELAWARE                          3674                         77-0142404
(State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
             of                  Classification Code Number)         Identification No.)
      Incorporation or
        Organization)

                            ------------------------

                         2445 MISSION COLLEGE BOULEVARD
                             SANTA CLARA, CA 95054
                                 (408) 727-1885
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 JOE PARKINSON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                   8X8, INC.
                         2445 MISSION COLLEGE BOULEVARD
                             SANTA CLARA, CA 95054
                                 (408) 727-1885
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

           JEFFREY D. SAPER, ESQ.                            BROOKS STOUGH, ESQ.
            KURT J. BERNEY, ESQ.                            BRIAN K. BEARD, ESQ.
            BRETT D. BYERS, ESQ.                              GUNDERSON DETTMER
           WILSON SONSINI GOODRICH                            STOUGH VILLENEUVE
               & ROSATI, P.C.                             FRANKLIN & HACHIGIAN, LLP
             650 PAGE MILL ROAD                         600 HANSEN WAY, SECOND FLOOR
      PALO ALTO, CALIFORNIA 94304-1050                   PALO ALTO, CALIFORNIA 94304
               (415) 493-9300                                  (415) 843-0500

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective

     If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
                                                PROPOSED MAXIMUM     AGGREGATE
     TITLE OF EACH CLASS OF       AMOUNT TO BE   OFFERING PRICE      OFFERING        AMOUNT OF
  SECURITIES TO BE REGISTERED    REGISTERED(1)    PER SHARE(2)      PRICE(1)(2)   REGISTRATION FEE
--------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.001........................ 2,875,000 shares      $10.00       $28,750,000      $8,712.12
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) Includes up to 375,000 shares of Common Stock which may be purchased by the Underwriters to cover overallotments, if any.

(2) Estimated pursuant to Rule 457(a) solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   8X8, INC.

                             CROSS-REFERENCE SHEET

                         SHOWING LOCATION IN PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-1

 1.    Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus....   Front Cover Page of Prospectus
 2.    Inside Front and Outside Back Cover Pages
       of Prospectus.............................   Inside Front and Outside Back Cover Pages
                                                    of Prospectus
 3.    Summary Information and Risk Factors......   Prospectus Summary; Risk Factors; Selected
                                                    Consolidated Financial Data
 4.    Use of Proceeds...........................   Prospectus Summary; Use of Proceeds
 5.    Determination of Offering Price...........   Front Cover Page of Prospectus;
                                                    Underwriting
 6.    Dilution..................................   Risk Factors; Dilution
 7.    Selling Security Holders..................   Not Applicable
 8.    Plan of Distribution......................   Outside and Inside Front Cover Pages of
                                                    Prospectus; Underwriting
 9.    Description of Securities to be
       Registered................................   Front Cover Page of Prospectus; Prospectus
                                                    Summary; Capitalization; Description of
                                                    Capital Stock
10.    Interests of Named Experts and Counsel....   Not Applicable
11.    Information with Respect to the
       Registrant................................   Front Cover Page of Prospectus; Prospectus
                                                    Summary; Risk Factors; Use of Proceeds;
                                                    Dividend Policy; Capitalization; Dilution;
                                                    Selected Consolidated Financial Data;
                                                    Management's Discussion and Analysis of
                                                    Financial Condition and Results of
                                                    Operations; Business; Management; Certain
                                                    Transactions; Principal Stockholders;
                                                    Description of Capital Stock; Shares
                                                    Eligible for Future Sale; Legal Matters;
                                                    Experts; Consolidated Financial Statements
12.    Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities...............................   Not Applicable

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 6, 1996

                                2,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

     All of the 2,500,000 shares of Common Stock offered hereby are being sold by 8x8, Inc. ("8x8" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to have its Common Stock approved for quotation on the Nasdaq National Market under the symbol "EGHT."

      THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
             CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                          Underwriting
                                                        Price to         Discounts and        Proceeds to
                                                         Public          Commissions(1)        Company(2)
------------------------------------------------------------------------------------------------------------
Per Share........................................   $                  $                    $
Total(3).........................................   $                  $                    $
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $1,050,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to
    Public will total $                         , the Underwriting Discounts and
    Commissions will total $                         and the Proceeds to Company
    will total $                         . See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities on or about                     , 1996.

                          ---------------------------

              MONTGOMERY SECURITIES  DONALDSON, LUFKIN & JENRETTE
                                                Securities Corporation

                                           , 1996

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL             , 199 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     5
Use of Proceeds.......................    15
Dividend Policy.......................    15
Capitalization........................    16
Dilution..............................    17
Selected Consolidated Financial
  Data................................    18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    19
Business..............................    26

                                        PAGE
                                        ----
Management............................    37
Certain Transactions..................    46
Principal Stockholders................    48
Description of Capital Stock..........    50
Shares Eligible for Future Sale.......    52
Underwriting..........................    54
Legal Matters.........................    55
Experts...............................    55
Additional Information................    55
Index to Financial Statements.........   F-1

                            ------------------------

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.
                            ------------------------

     This Prospectus includes trademarks and trade names of the Company and other corporations.
                            ------------------------

     As used in this Prospectus, "8x8" and the "Company" refer to 8x8, Inc. and its subsidiaries, unless the context otherwise indicates. Except as otherwise indicated, the information presented in this Prospectus assumes that (i) the Underwriters' over-allotment option is not exercised, (ii) all outstanding shares of Preferred Stock have been converted into Common Stock and (iii) the Company has reincorporated in Delaware and has filed an Amended and Restated Certificate of Incorporation immediately after the closing of this Offering to eliminate the Company's currently existing classes of Preferred Stock. See "Capitalization," "Description of Capital Stock" and "Underwriting."
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors" and Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those discussed in such forward-looking statements. Factors that may cause or contribute to such differences include those discussed in sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY

     8x8, Inc. ("8x8" or the "Company") designs, develops and markets highly integrated, proprietary video compression semiconductors and associated software to OEMs of corporate video conferencing systems. To address new opportunities, the Company intends to leverage its strengths in semiconductor design and related software by introducing video conferencing systems for the consumer market. The first product in the Company's planned family of VideoCommunicators is the VC100, which is currently under development. The VC100 connects to a television set and a standard touch-tone telephone adding video to an otherwise normal telephone call, without the need for a personal computer ("PC"). The Company plans to introduce the VC100 in early 1997 targeted at the consumer market.

     The proliferation of video conferencing products is dependent on several factors including network bandwidth, advanced compression technologies and the acceptance of video telephony standards. Increases in available bandwidth improve the data carrying capacity of networks, while improvements in compression technologies utilize a given bandwidth more efficiently. Finally, video telephony standards are key to widespread adoption as they are designed to permit the interoperability between systems offered by different vendors.

     As a result of recent technological advances and the adoption of the H.324 standard for video telephony over standard analog telephone lines (commonly known as plain old telephone service, or "POTS"), consumer video phones are being developed by a number of suppliers. These products are being introduced in a variety of form factors, including those based on telephones and televisions and those based on the PC. An increasing number of PCs are being shipped with pre-installed H.324 compliant software. An installed base of H.324 products, if achieved, should increase the usefulness and demand for additional video phones.

     The Company's video compression semiconductors combine, on a single chip, a RISC microprocessor, a digital signal processor, specialized video processing circuitry, static RAM memory and proprietary software to perform the real time compression and decompression ("codec") of video and audio information and establish and maintain network connections in a manner consistent with international standards for video telephony. These semiconductors are designed to provide video conferencing over a broad range of network types including POTS, integrated services digital networks ("ISDN"), local area networks ("LAN") and asymmetric digital subscriber lines ("ADSL"). Customers for the Company's video compression semiconductors include PictureTel, Siemens, Sony, VideoServer, VCON and Vtel.

     The Company's VideoCommunicators will be based on its proprietary semiconductor, software and systems technology. The VC100 is designed to be compliant with the H.324 international standard for video telephony over POTS and to be compatible with PC and non-PC based systems that adhere to the H.324 standard. The VC100 is designed to communicate with full duplex audio and video rates of up to 12 frames per second. In addition, the Company is currently developing a second VideoCommunicator, the VC200, a non-PC based POTS video phone with a built-in liquid crystal display. The Company intends to sell its VideoCommunicators through a direct marketing effort utilizing a combination of advertising, toll-free telemarketing and direct mail supported by co-marketing arrangements with third parties and resale through the retail channel.

     The Company was incorporated in California under the name Integrated Information Technology, Inc. in February 1987. In April 1996, the Company changed its name to 8x8, Inc. Prior to the consummation of this Offering, the Company will reincorporate in Delaware. The Company's executive offices are located at 2445 Mission College Boulevard, Santa Clara, CA 95054, and its telephone number is (408) 727-1885.

                                  THE OFFERING

Common Stock offered by the Company.............  2,500,000 shares
Common Stock to be outstanding after the          13,195,348 shares(1)
  Offering......................................
Use of Proceeds.................................  For general corporate purposes including working capital. See "Use of Proceeds."
Proposed Nasdaq National Market symbol..........  EGHT

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                             SIX MONTHS ENDED
                                                      YEAR ENDED MARCH 31,                     SEPTEMBER 30,
                                         -----------------------------------------------   ---------------------
                                          1992      1993      1994      1995      1996      1995        1996
                                         -------   -------   -------   -------   -------   -------   -----------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Total revenues.......................  $36,001   $31,082   $34,401   $19,929   $28,774   $12,122     $10,075
  Gross profit.........................   23,509    16,945    14,932     8,025    12,106     4,197         868
  Income (loss) from operations........    7,527    (1,473)      243    (6,527)   (4,149)   (3,781)     (5,894)
  Net income (loss)....................    4,960      (841)     (348)   (5,881)   (3,217)   (3,701)     (5,913)
  Pro forma net loss per share.........                                          $  (.28)  $  (.32)    $  (.50)
  Shares used in pro forma per share
    calculations.......................                                           11,654    11,585      11,800

                                                                                            SEPTEMBER 30, 1996
                                                                                         ------------------------
                                                                                         ACTUAL    AS ADJUSTED(2)
                                                                                         -------   --------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.....................................................................   $ 5,728      $ 27,093
  Total assets........................................................................    12,856        34,221
  Total liabilities...................................................................     5,105         5,105
  Stockholders' equity................................................................     7,751        29,116

---------------
(1) Based on shares outstanding as of September 30, 1996, but includes an aggregate of 270,913 shares of Common Stock issuable upon conversion of Series D Preferred Stock issued in October 1996. Excludes, as of September 30, 1996, (i) an aggregate of 1,543,787 shares of Common Stock issuable on the exercise of outstanding options granted under the Company's 1992 Stock Option Plan and 1996 Stock Plan and (ii) an aggregate of 1,871,330 shares of Common Stock reserved for issuance under the Company's 1992 Stock Option Plan, 1996 Stock Plan, 1996 Director Option Plan and 1996 Employee Stock Purchase Plan. See "Management -- Compensation Plans" and Note 6 of Notes to Consolidated Financial Statements.

(2) Adjusted to reflect (i) the sale of 270,913 shares of Series D Preferred Stock by the Company for aggregate proceeds of approximately $1.5 million in October 1996 and (ii) the sale of 2,500,000 shares of Common Stock by the Company at an assumed public offering price of $9.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     Certain statements contained under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and under "Business," as well as other statements contained in this Prospectus regarding matters that are not historical facts are forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act")). Because the outcome of the events described in such forward-looking statements is subject to risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed herein under "Risk Factors." The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

     An investment in the shares of Common Stock being offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully by potential purchasers in evaluating an investment in the Common Stock offered hereby.

HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

     After a modest operating profit in fiscal 1994, the Company recorded operating losses of $6.5 million and $4.1 million in the years ended March 31, 1995 and 1996, respectively. Revenues fluctuated from $34.4 million in fiscal 1994 to $19.9 million in fiscal 1995 to $28.8 million in fiscal 1996. The Company recorded an operating loss of $3.8 million for the six months ended September 30, 1995, which increased to $5.9 million for the six months ended September 30, 1996. Revenues declined from $12.1 million for the six months ended September 30, 1995 to $10.1 million for the six months ended September 30, 1996. In view of the Company's operating losses, there can be no assurance that the Company will either become profitable or sustain profitability on an annual or quarterly basis. Losses and declining revenues will likely continue unless the Company's initial VideoCommunicators, particularly the VC100, are successfully introduced and achieve widespread consumer market acceptance, of which there can be no assurance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CRITICAL DEPENDENCE ON FUTURE VIDEOCOMMUNICATOR REVENUES

     The Company's business and future profitability will be critically dependent on the development and successful introduction and marketing of its first VideoCommunicator, the VC100. The Company currently plans to introduce the VC100 in early 1997. The Company has in the past experienced delays in the development of new products and the enhancement of existing products, and such delays may occur in the development and introduction of the VC100. Moreover, the Company must achieve significant technological and business milestones in order to permit the introduction and marketing of the VC100 product. These milestones include debugging the current VC100 prototype design; receiving necessary domestic and international regulatory approvals; completing reliability testing; procuring adequate semiconductor foundry and electronic subcontract manufacturing services and capacity; establishing production of the VC100 in volumes on a cost effective basis and at acceptable quality levels; implementing the marketing, sales, distribution and customer support strategy for the VC100 product; and establishing direct marketing capabilities and distribution relationships with third parties. There can be no assurance that any of these or other milestones will be met in sufficient time to permit the introduction of the VC100 by early 1997, if at all. If the Company is unable for any reason to develop, introduce and market the VC100 product in a timely manner or, if the VC100 product does not achieve sufficient market acceptance, it would have a material adverse effect on the Company's business and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- 8x8 Strategy."

POTENTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS

     The Company's future operating results are expected to fluctuate as the Company proceeds with the development, introduction and marketing of its family of non-PC based VideoCommunicators. Further, because of the Company's planned reliance on its VideoCommunicators, the Company's historical operating results will not be comparable to, and should not be relied upon as an indication of, future operating results. In addition, the Company's operating results have fluctuated significantly and may continue to fluctuate in the future, on an annual and a quarterly basis, as a result of a number of factors, many of which are outside the Company's control, including changes in market demand, the timing of customer orders, competitive market conditions, lengthy sales cycles, new product introductions by the Company or its competitors, market acceptance of new or existing products, the cost and availability of components, the mix of the Company's customer base and sales channels, the mix of products sold, the level of international sales, continued compliance with industry standards and general economic conditions. The Company's gross margin is affected by a number of factors, including product mix, product pricing, the allocation between international and domestic sales, the percentage of direct sales and sales to distributors, and manufacturing and component costs. The Company may also be required to reduce prices in response to competitive pressure or other factors or increase spending to pursue new market opportunities. Any decline in average selling prices of a particular product which is not offset by a reduction in production costs or by sales of other products with higher gross margins would decrease the Company's overall gross margin and adversely affect the Company's operating results. In particular, in the event that the Company encounters significant price competition in the markets for its products, the Company could be at a significant disadvantage compared to its competitors, many of which have substantially greater resources, and therefore may be better able to withstand an extended period of downward pricing pressure. Moreover, the Company believes that the introduction of its family of VideoCommunicators may adversely impact its gross margins due in part to higher unit costs associated with initial production of its first products as well as substantially different cost and pricing structures related to the manufacture and sale of consumer products.

     Variations in timing of sales may cause significant fluctuations in future operating results. In addition, because a significant portion of the Company's business may be derived from orders placed by a limited number of large customers, the timing of such orders can also cause significant fluctuations in the Company's operating results. Anticipated orders from customers may fail to materialize, and delivery schedules may be deferred or canceled for a number of reasons, including changes in specific customer requirements. If sales do not meet the Company's expectations in any given quarter, the adverse impact of the shortfall on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for the shortfall. Announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's existing products, which would also have a material adverse effect on the Company's business and operating results.

     The Company's strategic shift towards the introduction and marketing of VideoCommunicators, such as the VC100, may result in substantially different patterns in operating results. For example, the Company's operating results may be subject to increased seasonality with sales higher during the Company's third fiscal quarter, corresponding to the Christmas shopping season. The Company intends to spend substantial additional amounts on advertising, toll-free marketing and customer support. There can be no assurance as to the amount of such spending or that revenues adequate to justify such spending will result. As a result of its shift to selling VideoCommunicators, the Company may experience different inventory, product return, price protection and warranty cost patterns.

     As a result of these and other factors, it is likely that in some future period the Company's operating results will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price for the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The Company competes with independent manufacturers of video compression semiconductors and, after the planned introduction of its VideoCommunicators, will compete with manufacturers of video conferencing products targeted at the consumer market. The markets for the Company's products are characterized by intense competition, declining average selling prices and rapid technological change. The competitive factors in the market for its planned VideoCommunicators include audio and video quality, phone line connectivity at high transmission rates, ability to connect and maintain stable connections, ease of use, price, access to enabling technologies, product design, time-to-market, adherence to industry standards, interoperability, strength of distribution channels, customer support, reliability and brand name. The Company expects intense competition for its VideoCommunicators from the following segments:

     Large consumer electronics manufacturers. The Company will face intense competition from many well known, established suppliers of consumer electronics products, which may include Lucent Technologies, Matsushita Electric Industrial Co., Ltd. ("Matsushita"), Philips, Samsung and Sony. Many of these potential competitors sell television and telephone products into which they may integrate video conferencing systems, thereby eliminating a consumer's need to purchase a separate video conferencing system, such as the VC100.

     Personal computer system and software manufacturers. Potential customers for the Company's VideoCommunicators may elect instead to buy PCs equipped with video conferencing capability. As a result, the Company may face competition from Intel; PC system manufacturers such as Apple, Compaq, IBM and Sony; PC software suppliers such as Microsoft and Netscape; and PC add-on component suppliers.

     Existing manufacturers of video conferencing equipment. Manufacturers of more expensive corporate video conferencing systems may enter the market for lower cost consumer video conferencing products. Potential competitors include Compression Labs, PictureTel, Sony and Vtel.

     Emerging suppliers of "Internet appliances." Potential customers for the Company's VideoCommunicators may elect instead to buy standalone internet access terminals which may provide some or all of the functionality of the Company's products. Consumer products for TV-based Internet access have recently been announced by companies such as Philips and Sony.

     The principal competitive factors in the market for video compression semiconductors include product definition, product design, system integration, chip size, functionality, time-to-market, adherence to industry standards and reliability. The Company has a number of direct competitors in this market including Lucent Technologies and Texas Instruments. Certain of the Company's competitors for video compression semiconductors maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages.

     Many of the Company's current and potential competitors have longer operating histories, are substantially larger, and have greater financial, manufacturing, marketing, technical and other resources. A number also have greater name recognition and a larger installed base of products than the Company. Competition in the Company's markets may result in significant price reductions. As a result of their greater resources, many current and potential competitors may be better able than the Company to withstand significant price competition or downturns in the economy. There can be no assurance that the Company will be able to continue to compete effectively, and any failure to do so would have a material adverse effect upon the Company's business and operating results.

     A number of companies have licensed portions of the Company's technology (including an affiliate of Matsushita which has licensed substantially all of the Company's technology underlying the Company's VideoCommunicators currently under development) and, therefore, may be able to use this technology to produce products that compete directly with the Company's VideoCommunicators. See "Business -- Licensing and Development Arrangements."

UNCERTAINTY OF MARKET ACCEPTANCE; LIMITS OF EXISTING TECHNOLOGY

     Previous efforts to sell consumer video phones have been unsuccessful and there can be no assurance that the market for such products will develop. The Company has no reliable data to suggest that there will be significant customer demand for such products, including the Company's VideoCommunicators. For such products to achieve widespread consumer acceptance, the installed base must reach a critical mass. Failure of the market for consumer video telephony to develop or achieve critical mass would have a material adverse effect on the Company's business and operating results.

     In addition, the data carrying capacity of standard analog phone lines is limited. Currently, modems used for the transmission of data over standard analog phone lines are limited to data transfer rates of up to 33.6 Kbps. Using such modems, the Company's VC100 may initially be capable of delivering video data at rates only up to 12 frames per second. This compares to 30 frames per second provided by television, 24 frames per second provided by movies and 24 or more frames per second provided by ISDN video teleconferencing. At rates less than approximately 24 frames per second, the human eye can detect degradation of video quality. Further, POTS infrastructure varies widely in configuration and integrity, which can result in decreased rates of transmission and difficulties in establishing and maintaining connections. Actual or perceived technical difficulties related to the H.324 standard on POTS could have a material adverse effect on the Company's business and results of operations. See
"Business -- Sales and Marketing."

DEPENDENCE ON H.324 STANDARD FOR VIDEO TELEPHONY

     The H.324 standard has only recently received industry endorsement as an international protocol for video telephony using POTS. The Company believes that adherence to this standard is an important factor in the development of this marketplace and, if the H.324 standard is not widely implemented in the industry, different vendors' products will not be compatible, which may deter or delay growth in the market and reduce the demand for consumer video telephony products. However, the emergence of industry standards may also lower barriers to entry and result in increased competition. There can be no assurance that the
H.324 standard will not change or be supplanted by other standards, which could render the Company's H.324 compliant products uncompetitive. There can be no assurance that, even with the H.324 standard in place, a market for video telephony products compatible with H.324 will develop. Further, the implementation of the H.324 standard by different manufacturers may vary. Such variation could degrade the quality and limit the interoperability of POTS based systems, which may inhibit widespread acceptance of consumer video telephony products.

NO HISTORY OF DIRECT CONSUMER MARKETING

     In recent years, the Company has been a provider of video compression semiconductors to OEMs of video conferencing systems. Accordingly, the Company has had no prior experience in marketing commercial quantities of consumer products such as the VC100. In order to achieve significant market penetration and brand awareness for the VC100, the Company must expand its sales and marketing efforts and develop direct consumer marketing capabilities. There can be no assurance that the Company will be successful in these areas or that the Company will be able to achieve significant market penetration with its VC100. See "Business -- Sales and Marketing."

POTENTIAL REDUCTION IN LICENSING REVENUES

     The Company has in the past received substantial revenues from licensing of technology. Licensing revenues were $8.1 million and $1.8 million in the year ended March 31, 1996 and the six months ended September 30, 1996, respectively. There can be no assurance that the Company will receive revenues from licensing of its technology in the future.

PRODUCT CONCENTRATION; POTENTIAL LOSS OF SEMICONDUCTOR SALES; DEPENDENCE ON VIDEO CONFERENCING INDUSTRY

     In the years ended March 31, 1994, 1995 and 1996 and the six month period ended September 30, 1996, sales of video compression semiconductors accounted for approximately 12%, 42%, 63% and 81%, respectively, of the Company's total revenues. Pending a successful introduction of its VideoCommunicators, sales of video compression semiconductors will continue to account for a substantial majority of total revenues. Moreover, successful introduction of VideoCommunicators may adversely affect sales of semiconductors to the Company's existing customers that currently, or may in the future, sell products that compete with the Company's VideoCommunicators.

     Sales of the Company's existing compression semiconductors and planned VideoCommunicators are also dependent on the video conferencing industry. Thus, regardless of the success or failure of its VideoCommunicators, the Company will continue to be substantially dependent on the video conferencing industry. Any reduction in the demand for the Company's video compression semiconductors (particularly prior to significant VideoCommunicator revenues) or any general decline in the market for video conferencing products could have a material adverse effect on the Company's business, and operating results. See
"Business -- Sales and Marketing" and "Business -- Competition."

DEPENDENCE ON KEY CUSTOMERS

     Historically, a significant portion of the Company's sales has been to relatively few customers, although the composition of these customers has varied. Product revenues from the Company's ten largest customers, in the years ended March 31, 1994, 1995 and 1996 and the six months ended September 30, 1996 accounted for approximately 55%, 44%, 39% and 53%, respectively, of its total revenues. Sales of video compression semiconductors to relatively few customers may continue to account for a significant portion of its total revenues. Substantially all the Company's sales have been made, and are expected to be made, on a purchase order basis. None of the Company's customers has entered into a long-term agreement requiring it to purchase the Company's products. The loss of, or any reduction in orders from, significant customers could have a material adverse effect on the Company's business and operating results. See "Business -- Sales and Marketing."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCT INTRODUCTION

     The video compression semiconductor and video conferencing markets are characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully, the Company must continue to design, develop, manufacture and sell new and enhanced products that provide increasingly higher levels of performance and reliability, take advantage of technological advancements and changes and respond to new customer requirements. The Company's success in designing, developing, manufacturing and selling such products will depend on a variety of factors, including the identification of market demand for new products, product selection, timely implementation of product design and development, product performance, cost-effectiveness of products under development, effective manufacturing processes and the success of promotional efforts.

     The Company is currently a developer and supplier of video compression semiconductors which it has sold since 1991. The Company was previously involved in several other businesses which have since been discontinued. Prior product lines and development efforts included math co-processors, microprocessors, graphics and MPEG decoding semiconductors. The Company discontinued its efforts in these areas in part because of rapid changes in the personal computer marketplace and severe price competition for certain of these components.

     The Company plans to introduce additional VideoCommunicators and video compression semiconductors subsequent to the introduction of the VC100. There can be no assurance that these or any future products will be successfully developed or introduced to the market. The Company has in the past experienced delays in the development of new products and the enhancement of existing products, and such delays may occur in the future. If the Company is unable, due to resource constraints or technological or other reasons, to develop and introduce new or enhanced products in a timely manner, or if such new or enhanced products do not achieve sufficient market acceptance, it would have a material adverse effect on the Company's business and operating results. See "Business -- Research and Development."

MANAGEMENT OF GROWTH

     The development, introduction and marketing of the Company's VideoCommunicators will place a significant strain on the Company's limited personnel, management and other resources. The Company's ability to manage any future growth effectively will require it to attract, train, motivate and manage new employees successfully, to effectively integrate new employees into its operations and to continue to improve its operational, financial and management systems. In particular, the Company intends to hire additional research and development personnel and to develop direct consumer marketing capabilities by increasing the size of its domestic and international sales and marketing staff. The Company's failure to manage its growth effectively could have a material adverse effect on the Company's business and operating results. See
"Business -- 8x8 Strategy."

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RELIANCE ON THIRD PARTY LICENSES

     The Company relies in part on trademark, copyright and trade secret law to protect its intellectual property in the United States and abroad. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. The Company also relies in part on patent law to protect its intellectual property in the United States and abroad. The Company currently holds three United States patents, including patents relating to video compression and memory architecture technology, and has 17 United States patent applications pending. The Company has four foreign patent applications pending. There can be no assurance that any patent, trademark or copyright owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. Thus, effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around any patent of the Company. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on the Company's business and operating results.

     There has been substantial litigation in the semiconductor, electronics and related industries regarding intellectual property rights, and there can be no assurance that third parties will not claim infringement by the Company of their intellectual property rights. In addition, as is common in its industry, the Company has from time to time received notification from other companies of intellectual property rights held by those companies upon which the Company's products may infringe. If the Company were found to be infringing on the intellectual property rights of any third party, the Company could be subject to liabilities for such infringement, which could be material, and could be required to seek licenses from other companies or to refrain from using, manufacturing or selling certain products or using certain processes. Although holders of patents and other intellectual property rights often offer licenses to their patents or other intellectual property rights, no assurance can be given that licenses would be offered to the Company, that the terms of any offered license would be acceptable to the Company or that failure to obtain a license would not adversely affect the Company's business and operating results.

     The Company relies upon certain software licensed from third parties. There can be no assurance that the software licensed by the Company will continue to provide competitive features and functionality or that licenses for software currently utilized by the Company or other software which the Company may seek to license in the future will be available to the Company on commercially reasonable terms or at all. The loss of, or inability to maintain, existing licenses could result in shipment delays or reductions until equivalent software or suitable alternative products could be developed, identified, licensed and integrated, and the inability to license key new software that may be developed, on commercially reasonable terms, would have a material adverse effect on the Company's business and operating results. See "Business -- Intellectual Property."

LACK OF EXPERIENCE IN MANUFACTURING CONSUMER VIDEO TELEPHONY PRODUCTS

     The Company is a fabless semiconductor manufacturer and has not manufactured commercial quantities of any consumer video telephony products. To achieve future profitability, the Company must be able to manufacture the VC100 and its other VideoCommunicators directly or through third party subcontract manufacturers, in commercial quantities on a cost effective basis, of which there can be no assurance. In view of the Company's lack of manufacturing experience, there can be no assurance that unforeseen technical or other difficulties will not arise which could interfere with the manufacture thereof or prevent, or create delays in, marketing these products. Any delay in the manufacture of the VideoCommunicators, quality control problems, or inability to produce such products in commercial quantities or on a cost effective basis could have a material adverse effect on the Company's business and operating results.

DEPENDENCE ON THIRD PARTY MANUFACTURERS; COMPONENT AVAILABILITY

     The Company uses independent foundries to fabricate, assemble and test its video compression semiconductors. The Company does not have long-term purchase agreements with its semiconductor foundries, and purchases semiconductor wafers pursuant to purchase orders. Therefore these foundries are generally not obligated to supply products to the Company for any specific period, in any specific quantity or at any specific price. The Company secures assembly and test services on a purchase order basis as well.

     The Company plans to outsource the manufacture of its VideoCommunicators to subcontract manufacturers. The Company is currently negotiating arrangements with certain large subcontract manufacturing companies to produce its VideoCommunicators. There can be no assurance that these negotiations will be successful. The Company anticipates that its subcontract manufacturers will procure components from their suppliers and perform assembly and testing of the Company's VideoCommunicators on a turnkey basis. There can be no assurance that these or additional contract manufacturers will be able to reliably manufacture the Company's products in volumes, on a cost effective basis or in a timely manner.

     The Company's reliance on independent semiconductor foundries and subcontract manufacturers involves a number of risks, including the lack of direct control over the manufacturing process, the absence or unavailability of adequate capacity, the unavailability of, or interruption in access to, certain process technologies (particularly in the case of semiconductors) and reduced control over delivery schedules, quality control, manufacturing yields and costs. In the event that the Company's foundries and subcontract manufacturers are unable or unwilling to continue to manufacture the Company's products in required volumes at commercially acceptable costs or at all, the Company will have to secure additional foundry or manufacturing capacity. Available semiconductor foundry and manufacturing capacity at times has been limited. Even if such additional capacity is available at commercially acceptable terms, the qualification process could be lengthy and could create delays in product shipments.

     Certain components necessary for the manufacture of the Company's products are obtained from a single supplier or a limited group of suppliers. These include a digital camera, modem chips, certain ASICs and other semiconductor components. The Company does not maintain any long-term agreements with any of its suppliers of components. Because the purchase of certain key components may involve long lead times, in the event of unanticipated increases in demand for the Company's products, the Company could be unable to manufacture certain products in a quantity sufficient to meet end user demand. A shortage of key component would have a material adverse effect on the Company's business and operating results.

     These risks and the related difficulties that the Company may experience due to its reliance on independent semiconductor foundries, subcontract manufacturers and component suppliers could have a material adverse effect on the Company's business and operating results.

COMPLIANCE WITH REGULATIONS AND INDUSTRY STANDARDS

     The Company must comply with certain rules and regulations of the Federal Communications Commission ("FCC") regarding electromagnetic radiation and standards established by Underwriters Laboratories, Inc., as well as similar regulations and standards applicable in other countries. The Company's VideoCommunicators must comply with these regulations and standards as a prerequisite to commercial sales. As these regulations and standards evolve, the Company may be required to modify its existing products or develop and support new versions of its products. The failure of the Company's products to comply, or delays in compliance, with the various existing and evolving government regulations and industry standards could delay introduction of the VideoCommunicators, which would have a material adverse effect on the Company's business and operating results.

INTERNATIONAL OPERATIONS

     Sales to customers outside of the United States represented 29%, 40%, 49% and 62% of the total revenues in the years ended March 31, 1994, 1995 and 1996 and the six months ended September 30, 1996, respectively, and international sales are likely to continue to represent a substantial portion of its total revenues for the foreseeable future. In addition, substantially all of the Company's current products are, and substantially all of the Company's future products will be, manufactured, assembled and tested by independent third parties in foreign countries. International sales and manufacturing are subject to a number of risks, including changes in foreign government regulations and telecommunications standards, export license requirements, tariffs and taxes, other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable and difficulty in staffing and managing foreign operations. While international sales are typically denominated in U.S. dollars, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. Payment cycles for international customers may be longer than those for customers in the United States. The Company is also subject to geopolitical risks, such as political, social and economic instability, potential hostilities and changes in diplomatic and trade relationships, in connection with its international operations. See "Business -- Sales and Marketing" and "Business -- Manufacturing."

NEED FOR ADDITIONAL CAPITAL TO FINANCE GROWTH AND CAPITAL REQUIREMENTS

     While the Company expects that the proceeds from this Offering, its existing cash balances and the amounts, if any, generated from operations will be sufficient to meet its cash requirements for at least the next 12 months, the Company is operating in a rapidly changing industry. There can be no assurance that the Company will not seek to exploit business opportunities that will require it to raise additional capital from equity or debt sources to finance its growth and capital requirements. In particular, the development and marketing of new products could require a significant commitment of resources, which could in turn require the Company to obtain additional financing earlier than otherwise expected. There can be no assurance that the Company will be able to raise such capital on acceptable terms, if at all. If the Company is unable to obtain such additional capital, the Company may be required to reduce the scope of its planned product development and introduction, which could adversely affect the Company's business and operating results. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent on the continued service of, and on its ability to attract and retain, qualified technical, marketing, sales and managerial personnel. The competition for such personnel is intense, particularly in Silicon Valley, where the Company's principal office is located, and the loss of any of such persons, as well as the failure to recruit additional key technical and sales personnel in a timely manner, would have a material adverse effect on the Company's business and operating results. There can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. The Company currently does not have employment contracts with any of its employees and does not maintain key person life insurance policies on any of its employees. See "Business -- Employees" and "Management."

ANTI-TAKEOVER PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     Certain provisions of the Company's Certificate of Incorporation and Bylaws, as in effect upon the closing of this Offering, may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions eliminate the right of the stockholders to act by written consent without a meeting, eliminate cumulative voting by stockholders in the election of directors and specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings. In addition, the Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Company has no present plans to issue shares of Preferred Stock. Certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. Additionally, the issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of and the voting and other rights of the holders of the Common stock. Such provisions could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock -- Preferred Stock," "Description of Capital Stock -- Anti-Takeover of Provisions of Certificate of Incorporation and Bylaws" and "Description of Capital
Stock -- Effect of Delaware Antitakeover Statute."

NO PRIOR TRADING MARKET FOR COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined through negotiations between the Company and the representatives of the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after this Offering. See "Underwriting." The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technical innovations, new products or new contracts by the Company, its competitors or their customers, governmental regulatory action, developments with respect to patents or proprietary rights, general market conditions, changes in financial estimates by securities analysts and other factors, certain of which could be unrelated to, or outside the control of, the Company. The stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has been initiated against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, financial condition and operating results. Any settlement or adverse determination in such litigation would also subject the Company to significant liability, which would have a material adverse effect on the Company's business and financial condition.

DILUTION

     Purchasers of the Common Stock offered hereby will suffer immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     Sale of substantial amounts of shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. Upon completion of this Offering, the Company will have outstanding 13,195,348 shares of Common Stock. Of the shares outstanding prior to this Offering, with the exception of 143,316 shares which will be immediately eligible for sale under Rule 144 promulgated pursuant to the Securities Act, all shares of Common Stock held by current stockholders are subject to lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. After the 180-day period, 9,496,071 shares held by current stockholders will be eligible for sale under Rule 144 or Rule 701. The remaining 1,055,961 shares held by existing stockholders will become eligible for sale from time to time in the future under Rule 144 or Rule 701. In addition, the Company intends to file a registration statement under the Securities Act, upon the effectiveness of this Offering or shortly thereafter, covering the sale of shares of Common Stock reserved for issuance under its Key Personnel Plan, 1992 Stock Option Plan, 1996 Stock Plan, 1996 Employee Stock Purchase Plan and 1996 Director Option Plan. Upon completion of this Offering, there will be outstanding options to purchase a total of 1,543,787 shares of the Company's Common Stock, all of which are subject to 180-day lock-up agreements. A total of 230,566 shares issuable upon exercise of such options, as of September 30, 1996, will be eligible for sale into the public market 180 days after the date of this Prospectus. See "Management -- Compensation Plans," "Shares Eligible for Future Sale" and "Underwriting." Certain existing stockholders holding approximately 3,726,373 shares of Common Stock, are also entitled to registration rights with respect to their shares of Common Stock. See "Description of Capital Stock -- Registration Rights."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $9.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be $19.9 million ($23.0 million if the Underwriters' over-allotment option is exercised in full).

     The net proceeds of the Offering will be used for product development, manufacturing and marketing of the Company's products as well as for working capital and other purposes. A portion of the net proceeds may also be used for investments in or acquisitions of complementary businesses, products or technologies, although no such transactions are currently under negotiation. Pending such uses, the Company plans to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock. The Company currently does not anticipate paying any cash dividends on its capital stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996, (i) on an actual basis, (ii) on a pro forma basis to reflect the sale of 270,913 shares of Series D Preferred Stock by the Company in October 1996, the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this Offering and the filing of Amended and Restated Certificate of Incorporation immediately after the closing of the Offering to eliminate the Company's currently existing classes of Preferred Stock; and (iii) as adjusted to reflect the receipt by the Company of the net proceeds from the sale of the 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                                                                       SEPTEMBER 30, 1996
                                                                ---------------------------------
                                                                                            AS
                                                                ACTUAL     PRO FORMA     ADJUSTED
                                                                ------     ---------     --------
                                                                         (IN THOUSANDS)
Long-term debt, including current portion.....................  $   --      $    --      $     --
Stockholders' equity:
  Preferred Stock, par value $0.001 per share; actual:
     5,411,820 shares authorized, 3,455,460 shares issued and
     outstanding; pro forma and as adjusted: 5,000,000 shares
     authorized, no shares issued or outstanding..............       4           --            --
  Common Stock, par value $0.001 per share; actual: 40,000,000 shares authorized, 6,968,975 shares issued and
     outstanding; pro forma: 40,000,000 shares authorized,
     10,695,348 shares issued and outstanding; as adjusted:
     40,000,000 shares authorized, 13,195,348 shares issued
     and outstanding (1)......................................       7           11            13
  Additional paid in capital..................................  14,520       16,010        35,883
  Notes receivable from stockholders..........................  (1,078)      (1,078)       (1,078)
  Accumulated deficit.........................................  (5,702)      (5,702)       (5,702)
                                                                -------     -------       -------
     Total stockholders' equity...............................   7,751        9,241        29,116
                                                                -------     -------       -------
       Total capitalization...................................  $7,751      $ 9,241      $ 29,116
                                                                =======     =======       =======

---------------
(1) Excludes, as of September 30, 1996, (i) an aggregate of 1,543,787 shares of Common Stock issuable on the exercise of outstanding options granted under the Company's 1992 Stock Option Plan and 1996 Stock Plan and (ii) an aggregate of 1,871,330 shares of Common Stock reserved for issuance under the Company's 1992 Stock Option Plan, 1996 Stock Plan, 1996 Director Option Plan and 1996 Employee Stock Purchase Plan. See "Management -- Compensation Plans."

                                    DILUTION

     The pro forma net tangible book value of the Company at September 30, 1996, giving effect to (i) the sale of 270,913 shares of Series D Preferred Stock by the Company in October 1996 and (ii) the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this Offering, was approximately $9.2 million, or $0.86 per share of Common Stock. "Pro forma net tangible book value" per share represents the amount of total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby (and after deducting the estimated underwriting discounts and commissions and estimated offering expenses) at an assumed initial public offering price of $9.00 per share, the pro forma net tangible book value of the Company at September 30, 1996 would have been $29.1 million, or $2.21 per share. This represents an immediate increase in pro forma net tangible book value of $1.35 per share to existing stockholders and an immediate dilution of $6.79 per share to new investors purchasing in this Offering. The following table illustrates this per share dilution:

    Assumed initial public offering price...............................            $ 9.00
      Pro forma net tangible book value before this Offering............  $0.86
      Increase per share attributable to new investors..................   1.35
                                                                          -----
    Pro forma net tangible book value per share after this Offering.....              2.21
                                                                                    ------
    Dilution per share to new investors.................................            $ 6.79
                                                                                    ======

     The following table summarizes, on a pro forma basis as of September 30, 1996 and after giving effect to the issuance of an aggregate of 270,913 shares of Series D Preferred Stock in October 1996, the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the Company's existing stockholders and the new investors in this Offering with respect to the 2,500,000 shares of Common Stock to be sold by the Company. The calculations in this table with respect to shares of Common Stock to be purchased by new investors in this Offering reflect an assumed initial public offering price of $9.00 per share:

                                          SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                       ----------------------     -----------------------       PRICE
                                         NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                       ----------     -------     -----------     -------     ---------
Existing stockholders................  10,695,348       81.1%     $16,054,000       41.6%      $  1.50
New investors........................   2,500,000       18.9       22,500,000       58.4          9.00
                                       ----------      -----      -----------      -----
          Total......................  13,195,348      100.0%     $38,554,000      100.0%      $  2.92
                                       ==========      =====      ===========      =====

     The foregoing computations exclude as of September 30, 1996, (i) an aggregate of 1,543,787 shares of Common Stock issuable on the exercise of outstanding options granted under the Company's 1992 Stock Option Plan and 1996 Stock Plan and (ii) an aggregate of 1,871,330 shares of Common Stock reserved for issuance under the Company's 1992 Stock Option Plan, 1996 Stock Plan, 1996 Director Option Plan and 1996 Employee Stock Purchase Plan. See
"Management -- Compensation Plans."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of operations data presented below for each of the years ended March 31, 1994, 1995 and 1996 and for the six months ended September 30, 1995 and 1996, and the selected consolidated balance sheet data as of March 31, 1995 and 1996 and September 30, 1996, are derived from, and are qualified by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The selected consolidated statement of operations data for the years ended March 31, 1992 and 1993 and the selected consolidated balance sheet data as of March 31, 1992, 1993 and 1994 are derived from the audited historical financial statements of the Company, which are not included herein. The Company's future operating results are expected to fluctuate as the Company proceeds with the development, introduction and marketing of its family of VideoCommunicators. Further, because of the Company's planned reliance on its VideoCommunicators, the Company's historical operating results will not be comparable to, and should not be relied upon as an indication of, future operating results. The data set forth below are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                       SIX MONTHS
                                                                                          ENDED
                                               YEAR ENDED MARCH 31,                   SEPTEMBER 30,
                                  -----------------------------------------------   -----------------
                                   1992      1993      1994      1995      1996      1995      1996
                                  -------   -------   -------   -------   -------   -------   -------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Total revenues................  $36,001   $31,082   $34,401   $19,929   $28,774   $12,122   $10,075
  Cost of revenues..............   12,492    14,137    19,469    11,904    16,668     7,925     9,207
                                  -------   -------   -------   -------   -------   -------   -------
  Gross profit..................   23,509    16,945    14,932     8,025    12,106     4,197       868
  Operating expenses:
     Research and development...    6,797     7,005     6,540     8,107     7,714     3,997     3,992
     Selling, general and
       administrative...........    9,185    11,413     8,149     6,445     7,938     3,378     2,711
     Restructuring costs........       --        --        --        --       603       603        59
                                  -------   -------   -------   -------   -------   -------   -------
          Total operating
            expenses............   15,982    18,418    14,689    14,552    16,255     7,978     6,762
                                  -------   -------   -------   -------   -------   -------   -------
  Income (loss) from
     operations.................    7,527    (1,473)      243    (6,527)   (4,149)   (3,781)   (5,894)
  Other income, net.............      264       282       189       611       952        80       127
                                  -------   -------   -------   -------   -------   -------   -------
  Income (loss) before provision
     for income taxes...........    7,791    (1,191)      432    (5,916)   (3,197)   (3,701)   (5,767)
  Provision (benefit) for income
     taxes......................    2,831      (350)      780       (35)       20        --       146
                                  -------   -------   -------   -------   -------   -------   -------
  Net income (loss).............  $ 4,960   $  (841)  $  (348)  $(5,881)  $(3,217)  $(3,701)  $(5,913)
                                  =======   =======   =======   =======   =======   =======   =======
  Pro forma loss per share(1)...                                          $ (0.28)  $ (0.32)  $ (0.50)
                                                                          =======   =======   =======
  Shares used in pro forma per
     share calculations(1)......                                           11,654    11,585    11,800
                                                                          =======   =======   =======

                                                     MARCH 31,
                                  -----------------------------------------------    SEPTEMBER 30,
                                   1992      1993      1994      1995      1996           1996
                                  -------   -------   -------   -------   -------   ----------------
                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...............  $10,976   $10,355   $10,683   $11,983   $ 9,333       $  5,728
  Total assets..................   24,265    24,586    21,908    20,644    23,067         12,856
  Total liabilities.............   10,764    11,920     9,579     6,661    11,693          5,105
  Total stockholders' equity....   13,501    12,666    12,329    13,983    11,374          7,751

---------------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was incorporated in California in February 1987 and intends to reincorporate in Delaware prior to the consummation of this Offering. The Company initially developed and sold math co-processors compatible with systems based on Intel's microprocessors. As Intel's microprocessors eliminated the need for a separate math co-processor, the Company's revenues from math co-processors declined.

     In 1990, the Company began development of semiconductors and related software for the video conferencing and digital video playback markets. In fiscal 1994, 1995, 1996 and the six months ended September 30, 1996, sales of the Company's video compression semiconductors and related software accounted for 12%, 42%, 63% and 81%, respectively, of total revenues.

     Since June 1995, the Company has been executing a new business strategy designed to discontinue efforts unrelated to video conferencing. As part of this strategy, the Company discontinued its efforts to develop Intel compatible x86 microprocessors in June 1995, reduced its workforce in May 1996 and sold its remaining MPEG inventory in September 1996. To address new opportunities, the Company intends to leverage its strength in semiconductor design and related software by introducing video conferencing systems for the consumer market. The first product in the Company's planned family of VideoCommunicators is the VC100, which is currently under development. The VC100 connects to a television set and a standard touch-tone telephone adding video to an otherwise normal telephone call, without the need for a PC. The Company plans to introduce the VC100 in early 1997 targeted at the consumer market. In addition, the Company is currently developing a second VideoCommunicator, the VC200, a non-PC based POTS video telephone with a built-in liquid crystal display.

     The Company's future operating results are expected to fluctuate as the Company proceeds with the development, introduction and marketing of its VideoCommunicators. Further, because of the Company's planned reliance on its VideoCommunicators, the Company's historical operating results will not be comparable to, and should not be relied upon as an indication of, future operating results. The development, introduction and marketing of the Company's VideoCommunicators are subject to a number of risks, many of which are beyond the control of the Company. See "Risk Factors."

     Historically, the Company has sold its video compression semiconductors and related software to video conferencing OEMs and distributors. The Company intends to sell its VideoCommunicators through a direct marketing effort utilizing a combination of advertising, toll-free telemarketing and direct mail supported by co-marketing arrangements with third parties and resale through the retail channel.

     The Company believes that the introduction of its family of VideoCommunicators may adversely impact its gross margins due in part to higher unit costs associated with initial production of its first products as well as substantially different cost and pricing structures related to the manufacture and sale of consumer products.

RESULTS OF OPERATIONS

     The following table sets forth certain items from the Company's consolidated statement of operations as a percentage of total revenues for the periods indicated. The data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                                                     SIX MONTHS
                                                                                        ENDED
                                                       YEAR ENDED MARCH 31,         SEPTEMBER 30,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1995      1996
                                                     -----     -----     -----     -----     -----
Total revenues.....................................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost of revenues...................................   56.6      59.7      57.9      65.4      91.4
                                                     -----     -----     -----     -----     -----
Gross margin.......................................   43.4      40.3      42.1      34.6       8.6
Operating expenses:
  Research and development.........................   19.0      40.7      26.8      33.0      39.6
  Selling, general and administrative..............   23.7      32.3      27.6      27.8      26.9
  Restructuring costs..............................     --        --       2.1       5.0       0.6
                                                     -----     -----     -----     -----     -----
          Total operating expenses.................   42.7      73.0      56.5      65.8      67.1
                                                     -----     -----     -----     -----     -----
Income (loss) from operations......................    0.7     (32.7)    (14.4)    (31.2)    (58.5)
Other income (expense), net........................    0.5       3.1       3.3       0.7       1.3
                                                     -----     -----     -----     -----     -----
Income (loss) before provision for income taxes....    1.2     (29.6)    (11.1)    (30.5)    (57.2)
Provision (benefit) for income taxes...............    2.3      (0.2)      0.1       0.0       1.5
                                                     -----     -----     -----     -----     -----
Net (loss).........................................   (1.1)%   (29.4)%   (11.2)%   (30.5)%   (58.7)%
                                                     =====     =====     =====     =====     =====

FISCAL YEARS ENDED MARCH 31, 1994, 1995 AND 1996

     Total Revenues. Total revenues consist of product sales and the licensing of technology. Total revenues were $34.4 million, $19.9 million and $28.8 million in fiscal 1994, 1995 and 1996, respectively. Total revenues fluctuated primarily due to the declining sales of math co-processors and increasing sales of the Company's video compression semiconductors. Math co-processor total revenues declined from $27.5 million in fiscal 1994 to $10.9 million in fiscal 1995 and to $2.5 million in fiscal 1996, while total revenues from video compression semiconductors increased from $4.1 million in fiscal 1994 to $8.3 million in fiscal 1995 and to $18.2 million in fiscal 1996. In fiscal 1996, total revenues included $8.1 million of technology licensing revenue, of which $6.8 million was derived from one customer. During fiscal 1994 and 1995, the Company generated no technology licensing revenues.

     Gross Profit. The cost of revenues consists of costs associated with wafer fabrication, assembly and testing performed by third-party vendors and direct and indirect costs associated with purchasing, scheduling and quality assurance. The Company's gross profit was $14.9 million, $8.0 million and $12.1 million, or 43%, 40% and 42% of total revenues, in fiscal 1994, 1995, and 1996, respectively. The gross profit for fiscal 1996 was favorably impacted by technology licensing revenues and adversely impacted by negative margin from sales of MPEG products. The Company sold its remaining MPEG inventory in September 1996.

     Research and Development. Research and development expenses consist primarily of personnel, mask and equipment costs necessary for the Company to conduct its development efforts. Research and development costs, including software development costs, are expensed as incurred. Research and development expenses were $6.5 million, $8.1 million and $7.7 million, or 19%, 41% and 27% of total revenues, in fiscal 1994, 1995 and 1996, respectively. A significant portion of research and development expenses during these periods was attributable to the development of products that were subsequently discontinued, including an Intel compatible x86 microprocessor and graphics and MPEG semiconductors. During fiscal 1997, research and development expenses are expected to be concentrated on video compression semiconductors and VideoCommunicators.

     Selling, General and Administrative. Selling, general and administrative expenses consist primarily of personnel and related overhead costs for sales, marketing, finance, human resources and general management. Such costs also include advertising, sales commissions, trade shows and other marketing and promotional expenses. Selling, general and administrative expenses were $8.1 million, $6.4 million and $7.9 million, or 24%, 32% and 28% of total revenues, in fiscal 1994, 1995 and 1996, respectively. In fiscal 1995, selling, general and administrative expenses decreased by $1.7 million primarily due to decreases in advertising and sales commissions associated with the Company's math co-processor business. Selling, general and administrative expenses increased by $1.5 million in fiscal 1996 primarily due to higher compensation expenses and, to a lesser extent, higher legal and bad debt expenses.

     Restructuring costs. During fiscal 1996, the Company recorded restructuring charges related to concentrating its research and development activities on video conferencing products and eliminating certain unrelated product development efforts. The restructuring costs related primarily to a write off of equipment associated with the eliminated development efforts.

     Other income, net. In fiscal 1994, 1995 and 1996, other income was $189,000, $611,000 and $952,000, respectively. In fiscal 1994 and 1995, other income consisted primarily of interest income. Interest income increased in fiscal 1995 due to the increase in cash balances resulting from an equity financing that occurred in April 1994. During fiscal 1996, the Company acquired equity positions in four privately held companies. In fiscal 1996, the Company realized $727,000 of income by selling the stock of one of these entities. The Company's investment in each of these entities represents less than 15% of the outstanding voting stock of these entities and accordingly, the Company has accounted for these investments on a cost basis. At September 30, 1996, the book value of the remaining investments totaled $400,000.

     Income Taxes. In fiscal 1995 and 1996, the Company was not profitable and incurred no material income tax expense. Income tax expense in fiscal 1994 on pre-tax income of $432,000 was $780,000 due to a valuation reserve primarily relating to the Company's state deferred tax assets.

     The Internal Revenue Service (the "IRS") is currently conducting an examination of the Company's federal income tax return for the fiscal year ended March 31, 1992. In August 1996, the IRS asserted a deficiency against the Company for the taxable year 1992 of approximately $1.4 million for accumulated earnings taxes, together with a penalty of approximately $273,000 plus accrued interest. The Company has filed an appeal challenging the assessment. The outcome of this matter cannot be predicted. In addition, the IRS has requested information related to the Company's federal tax returns for the year ended March 31, 1995.

SIX MONTHS ENDED SEPTEMBER 30, 1995 COMPARED TO SIX MONTHS ENDED SEPTEMBER 30, 1996

     Total Revenues. The Company's total revenues decreased from $12.1 million in the first six months of fiscal 1996 to $10.1 million in the first six months of fiscal 1997, principally as a result of declining math co-processor revenues. Math co-processor total revenues in the first six months of fiscal 1996 and 1997 were $1.8 million and $186,000, respectively. Total revenues from the sale of video compression semiconductors were $8.0 million and $8.1 million for the first six months of fiscal 1996 and 1997, respectively. The Company entered into technology licensing agreements generating $2.3 million and $1.8 million in licensing revenues during the first six months of fiscal 1996 and 1997, respectively.

     Gross Profit. The Company's gross profit was $4.2 million and $868,000 in the first six months of fiscal 1996 and 1997, respectively. This significant decline in gross profit relates primarily to a $4.0 million charge for inventories in the first six months of fiscal 1997 related to the Company's exit from the MPEG market. In September 1996, the Company sold its remaining MPEG inventory.

     Research and Development. Research and development expenses were $4.0 million and $4.0 million in the first six months of fiscal 1996 and 1997, respectively. The research and development efforts in the six months ended September 30, 1996 were primarily focused on video conferencing products. The Company's development of new products and the enhancement of existing products is essential to its success. Accordingly, the Company anticipates that research and developments expenses will continue to increase in the foreseeable future.

     Selling, General and Administrative. Selling, general and administrative expenses were $3.4 million and $2.7 million in the first six months of fiscal 1996 and 1997, respectively. Such expenses decreased partly due to a decrease in headcount in the quarter ended June 30, 1996. The Company's selling, general and administrative expenses will increase in future periods as it expands its sales and marketing efforts in conjunction with the introduction and marketing of its family of VideoCommunicators. Additionally, the Company's general and administrative expenses will increase in future periods as the Company expands its administrative staff and assumes additional responsibilities associated with being a public company.

     Restructuring costs. During fiscal 1997, the Company recorded an additional charge for restructuring its operations by reducing its workforce. As of September 30, 1996, the Company's restructuring actions were fully completed and there were no outstanding restructuring cost accruals.

     Income Taxes. The provision for income taxes for the six months ended September 30, 1996 primarily represents certain foreign withholding taxes.

     At September 30, 1996, the Company had approximately $7.5 million of federal net operating loss carryforwards and approximately $1.2 million of research and development tax credit carryforwards available to offset future taxable income; such carryforwards expire beginning in the year 2010. Under the ownership changes limitations provided by the Internal Revenue Code of 1986, as amended, the amount of, and benefit from, the net operating losses and credit carryforwards may be impaired or limited in certain circumstances. At September 30, 1996, the Company's net operating loss carryforwards were not subject to any such limitations.

     At September 30, 1996, the Company had gross deferred tax assets of approximately $7.0 million. The weight of available evidence indicates that it is more likely than not that the Company will not be able to realize its deferred tax assets and thus a full valuation reserve has been recorded at September 30, 1996.

QUARTERLY RESULTS

     The following tables set forth consolidated statements of operations data for the six quarters in the period ended September 30, 1996, both in dollar amounts and as percentages of total revenues. The data set forth has been derived from unaudited consolidated financial statements of the Company and has been prepared on the same basis as the audited financial statements, and in the opinion of management, includes all normal recurring adjustments that the Company considers necessary for a fair presentation of the results of the interim periods and should be read in conjunction with the Consolidated Financial Statements and Notes thereto. The operating results for any quarter are not necessarily indicative of results for future quarters. Further, because of the Company's planned reliance on its VideoCommunicators, the Company's historical operating results will not be comparable to, and should not be relied upon as an indication of, future operating results.

                                                                      QUARTER ENDED
                                            ------------------------------------------------------------------
                                            JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                              1995       1995        1995       1996        1996       1996
                                            --------   ---------   --------   ---------   --------   ---------
                                                                      (IN THOUSANDS)
Total revenues............................  $  4,881    $ 7,241     $7,083     $ 9,569    $  5,703    $ 4,372
Cost of revenues..........................     4,184      3,741      3,019       5,724       7,330      1,877
                                             -------     ------     ------      ------     -------     ------
Gross profit (loss).......................       697      3,500      4,064       3,845      (1,627)     2,495
                                             -------     ------     ------      ------     -------     ------
Operating expenses
  Research and development................     2,296      1,701      1,633       2,084       1,854      2,138
  Selling, general and administrative.....     1,803      1,575      2,243       2,317       1,520      1,191
  Restructuring costs.....................       603         --         --          --          59         --
                                             -------     ------     ------      ------     -------     ------
          Total operating expenses........     4,702      3,276      3,876       4,401       3,433      3,329
                                             -------     ------     ------      ------     -------     ------
Income (loss) from operations.............    (4,005)       224        188        (556)     (5,060)      (834)
Other income (expense), net...............       152        (72)       233         639          53         74
                                             -------     ------     ------      ------     -------     ------
Income (loss) before income taxes.........    (3,853)       152        421          83      (5,007)      (760)
Provision for income taxes................        --         --         --         (20)       (100)       (46)
                                             -------     ------     ------      ------     -------     ------
Net income (loss).........................  $ (3,853)   $   152     $  421     $    63    $ (5,107)   $  (806)
                                             =======     ======     ======      ======     =======     ======

                                                            AS A PERCENTAGE OF TOTAL REVENUES
                                            ------------------------------------------------------------------
                                                                      QUARTER ENDED
                                            ------------------------------------------------------------------
                                            JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                              1995       1995        1995       1996        1996       1996
                                            --------   ---------   --------   ---------   --------   ---------
Total revenues............................    100.0%     100.0%      100.0%     100.0%      100.0%     100.0%
Cost of revenues..........................     85.7       51.7        42.6       59.8       128.5       42.9
                                              -----      -----       -----      -----       -----      -----
Gross margin..............................     14.3       48.3        57.4       40.2       (28.5)      57.1
                                              -----      -----       -----      -----       -----      -----
Operating expenses
  Research and development................     47.0       23.5        23.0       21.8        32.5       48.9
  Selling, general and administrative.....     36.9       21.7        31.7       24.2        26.7       27.2
  Restructuring costs.....................     12.4         --          --         --         1.0         --
                                              -----      -----       -----      -----       -----      -----
          Total operating expenses........     96.3       45.2        54.7       46.0        60.2       76.1
                                              -----      -----       -----      -----       -----      -----
Income (loss) from operations.............   (82.0)        3.1         2.7       (5.8)     (88.7)     (19.0)
Other income (expense), net...............      3.1       (1.0)        3.3        6.7         0.9        1.7
                                              -----      -----       -----      -----       -----      -----
Income (loss) before income taxes.........   (78.9)        2.1         6.0        0.9      (87.8)     (17.3)
Provision for income taxes................       --         --          --       (0.2)       (1.7)      (1.0)
                                              -----      -----       -----      -----       -----      -----
Net income (loss).........................    (78.9)%      2.1%        6.0%       0.7%      (89.5)%    (18.3)%
                                              =====      =====       =====      =====       =====      =====

     The Company's technology licensing activities have contributed to fluctuations in the Company's quarterly revenues. Technology licensing revenues for each of the six quarters in the period ended September 30, 1996, were $0.0, $2.3 million, $2.8 million, $3.0 million, $1.0 million and $725,000, respectively. In addition, revenues have fluctuated as the Company has introduced new or enhanced versions of its video compression semiconductors and as earlier products approached the end of their life cycle. In the quarter ended March 31, 1996, the Company realized both significant technology licensing revenues and "end of life" revenues related to the Company's prior generation of video compression semiconductors. In contrast, the quarter ended June 30, 1996 reflects licensing revenues of only $1.0 million and insignificant revenues related to these discontinued products.

     In general, favorable gross margin fluctuations in the quarters ended September 30, 1995 and December 31, 1995 reflect the impact of technology license revenues, which have no material associated costs. However, in the quarter ended June 30, 1996 the unfavorable gross margin fluctuation was due primarily to a $4.0 million charge for inventories related to the Company's MPEG inventory. In September 1996, the Company sold its remaining MPEG inventory.

     Operating expenses have fluctuated as the Company discontinued its efforts to develop an Intel compatible x86 microprocessor in the quarter ended June 30, 1995, reduced its workforce in the quarter ended June 30, 1996 and has focused its efforts on developing its video compression semiconductors and its VideoCommunicators.

     The Company currently anticipates that for the quarter ending December 31, 1996 its total revenues will be lower and its operating loss will be higher than the corresponding amounts for the quarter ended September 30, 1996.

     The Company's operating results have fluctuated significantly and may continue to fluctuate in the future, on an annual and a quarterly basis, as a result of a number of factors, many of which are outside the Company's control, including changes in market demand, the timing of customer orders, competitive market conditions, lengthy sales cycles, new product introductions by the Company or its competitors, market acceptance of new or existing products, the cost and availability of components, the mix of the Company's customer base and sales channels, the mix of products sold, the level of international sales, continued compliance with industry standards and general economic conditions.

     Variations in timing of sales can cause significant fluctuations in future operating results. In addition, because a significant portion of the Company's business may be derived from orders placed by a limited number of large customers, the timing of such orders can also cause significant fluctuations in the Company's operating results. Anticipated orders from customers may fail to materialize, and delivery schedules may be deferred or canceled for a number of reasons, including changes in specific customer requirements. If sales do not meet the Company's expectations in any given quarter, the adverse impact of the shortfall on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for the shortfall. Announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's existing products, which would also have a material adverse effect on the Company's business and operating results.

     The Company's strategic shift towards the introduction and marketing of VideoCommunicators such as the VC100 may result in substantially different patterns in operating results. For example, the Company's operating results may be subject to more heightened seasonality with sales higher during the Company's third fiscal quarter, corresponding to the Christmas shopping season. The Company intends to spend substantial additional amounts on advertising, toll-free marketing and customer support. There can be no assurance as to the amount of such spending or that revenues adequate to justify such spending will result. As a result of its shift to selling VideoCommunicators, the Company may experience different inventory, product return, price protection and warranty cost patterns.

     As a result of these and other factors, it is likely that in some future period the Company's operating results will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price for the Common Stock. See "Risk Factors -- Potential Fluctuations in Future Operations Results."

LIQUIDITY AND CAPITAL RESOURCES

     Since fiscal 1993, the Company has satisfied its liquidity needs principally from proceeds generated from two issuances of its equity securities and cash generated from operations in fiscal 1993 and prior years. At March 31, 1993, the Company had cash, cash equivalents and short term investments of $9.4 million, which decreased to $7.5 million at September 30, 1996. As part of the Company's recent equity issuance (sold in September and October 1996), the Company received an additional $1.5 million in October 1996. The Company currently has no bank borrowing arrangements.

     The Company's operating activities generated cash of $279,000 in fiscal 1994. The cash used for operations was $4.1 million, $625,000 and $4.3 million in fiscal 1995, 1996 and the six months ended September 30, 1996, respectively. Cash used in operations in fiscal 1995 reflects a net loss of $5.9 million that was partially offset by cash generated by changes in working capital. Cash used in operations in fiscal 1996 reflects a net loss of $3.2 million that was substantially offset by changes in working capital. Cash used in operations in the six months ended September 30, 1996 reflects a net loss of $5.9 million that was partially offset by reductions in inventory and accounts receivable.

     During fiscal 1994, 1995, 1996 and the six months ended September 30, 1996, the Company's capital expenditures were $451,000, $1.5 million, $1.0 million and $465,000, respectively. These capital expenditures related primarily to the acquisition of machinery, equipment and software. At September 30, 1996 the Company did not have any material capital commitments outstanding.

     During fiscal 1994, 1995, 1996 and the six months ended September 30, 1996, the Company's cash flows from financing activities generated cash of $11,000, $7.5 million, $608,000 and $2.3 million from the sale of the Company's equity securities.

     The Company expects that the anticipated net proceeds of this Offering, its existing cash resources, and the amounts, if any, generated from operations, will be sufficient to meet the Company's cash requirements for at least the next 12 months. However, the Company is operating in a rapidly changing industry. There can be no assurance that the Company will not seek to exploit business opportunities that will require it to raise additional capital from equity or debt sources to finance its growth and capital requirements. There can be no assurance that the Company will be able to raise such capital on acceptable terms, if at all. See "Risk Factors -- Need for Additional Capital to Finance Growth and Capital Requirements."

                                    BUSINESS

     8x8, Inc. designs, develops and markets highly integrated, proprietary video compression semiconductors and associated software to OEMs of corporate video conferencing systems. To address new opportunities, the Company intends to leverage its strengths in semiconductor design and related software by introducing video conferencing systems for the consumer market. The first product in the Company's planned family of VideoCommunicators is the VC100, which is currently under development. The VC100 connects to a television set and a standard touch-tone telephone adding video to an otherwise normal telephone call, without the need for a PC. The Company plans to introduce the VC100 in early 1997 targeted at the consumer market.

     The Company's video compression semiconductors combine, on a single chip, a RISC microprocessor, a digital signal processor ("DSP"), specialized video processing circuitry, static RAM memory and proprietary software to perform the real time compression and decompression of video and audio information and establish and maintain network connections in a manner consistent with international standards for video telephony. These semiconductors are designed to provide video conferencing over a broad range of network types including POTS, integrated services digital networks ("ISDN"), local area networks ("LAN") and asymmetric digital subscriber lines ("ADSL"). Customers for the Company's video compression semiconductors include PictureTel, Siemens, Sony, VideoServer, VCON and Vtel.

     The Company's VideoCommunicators will be based on its proprietary semiconductor, software and systems technology. The VC100 is designed to be compliant with the H.324 international standard for video telephony over POTS and to be compatible with PC and non-PC based systems that adhere to the H.324 standard. The VC100 is designed to communicate with full duplex audio and video rates of up to 12 frames per second. In addition, the Company is currently developing a second VideoCommunicator, the VC200, a non-PC based POTS video phone with a built-in liquid crystal display ("LCD"). The Company intends to sell its VideoCommunicators through a direct marketing effort utilizing a combination of advertising, toll-free telemarketing and direct mail supported by co-marketing arrangements with third parties and resale through the retail channel.

INDUSTRY BACKGROUND

     The proliferation of video conferencing products is dependent on several factors including network bandwidth, advanced compression technologies and the acceptance of video telephony standards. Increases in available bandwidth improve the data carrying capacity of networks, while improvements in compression technologies utilize a given bandwidth more efficiently. Finally, video telephony standards are key to widespread adoption as they are designed to permit the interoperability between systems offered by different vendors.

     Since the first video conferencing products were introduced in the late 1970's, users have faced a tradeoff between the cost and availability of network bandwidth and the quality of video images which can be transmitted over the network. High capacity connections, such as T1/E1 (1.5/2.0 Mbps) and ISDN (128
Kbps), provide greater bandwidth but are significantly more costly and less available than ubiquitous analog POTS lines (currently up to 33.6 Kbps). The challenge faced by developers of video conferencing systems has been to provide the best possible image quality through the efficient compression of video and audio data for transmission over available network bandwidth. The proliferation of video communications equipment has been influenced by the adoption of international video telephony standards which, if complied with, will permit interoperability between systems offered by different vendors.

     To date, nearly all video conferencing products have been targeted at corporate users with access to high bandwidth connections such as T1/E1 and ISDN. However, the vast majority of consumers continue to have limited access to bandwidth beyond that provided by standard analog POTS lines. The Company believes that significant demand exists for inexpensive video phone products that would allow users to transmit video images with audio over normal telephone lines. Several factors are contributing to the viability of consumer video phones, including:

     - Improved Bandwidth. A number of technologies have been deployed or are under development which aim to increase the bandwidth available from existing copper telephone lines. These include faster POTS modems (currently up to 33.6 Kbps) and residential ISDN and ADSL service.

     - Advanced Compression Techniques. The quality of transmitted video images is a function of network bandwidth and the sophistication of the hardware and software used to compress and decompress the data. Because video images contain a large amount of information, video conferencing systems must compress the video and audio data to fit the available network bandwidth while attempting to maintain the quality and synchronization of audio and video. For example, a normal television signal contains 90 Mbps of information, which must be compressed by a factor of approximately 2,700 to 1 to permit transmission over POTS at 33.6 Kbps. By using sophisticated compression algorithms and advanced DSP semiconductors, video conferencing system manufacturers can achieve improved video quality.

     - Adoption of Industry-Wide Standards. Increased usage of video conferencing in the corporate market has been facilitated by the adoption of the H.320 standard, which defined the video telephony protocols used by systems connected over ISDN. The adoption of H.320 enabled interoperability between systems from different vendors, encouraged new market entrants, and contributed to significantly lower system pricing and an increased installed base. The Company believes that the H.320 standard expanded the market for business video conferencing systems over ISDN. Similarly, the H.324 standard for video telephony over POTS may result in expanded home use of video phones. Other standards, such as H.323, are being developed for communications over packet-based networks, such as LANs.

     As a result of the above technological advances and the adoption of the
H.324 standard, low cost consumer POTS video phones are being developed by a number of suppliers. These products may be introduced in a variety of form factors, including those based on telephones using a television for display, such as the VC100, or using an LCD for display, such as the VC200, and those based on the PC. An increasing number of PCs are being shipped with pre-installed H.324 compliant software. An installed base of H.324 products, if achieved, should increase the usefulness of and demand for additional video phones.

8X8 STRATEGY

     The Company's strategy is to leverage its expertise in video compression semiconductors, software and system design and its understanding of video telephony standards to develop a family of cost effective VideoCommunicators for the consumer video conferencing market. Key elements of the Company's strategy include:

     Leverage Proprietary Technology. The Company provides highly integrated video compression semiconductors and related software to manufacturers of video conferencing systems. The Company plans to leverage its proprietary semiconductor and software expertise to develop its non-PC based VideoCommunicators to address the consumer market. In addition, the Company intends to develop future generations of highly integrated semiconductor and software products for use in video conferencing systems developed both by the Company and its OEM customers. The Company's ongoing development efforts are targeted at reducing overall system costs continuously improving video and audio quality at varying bandwidths and ensuring compliance with emerging video telephony standards to encourage proliferation of its products.

     Broaden and Enhance VideoCommunicator Family. The Company intends to develop a variety of consumer video conferencing products. The initial product, the VC100, is targeted at the consumer market and is based upon the Company's proprietary semiconductor and software technology. The VC100 connects to a television and standard touch-tone telephone and adds video to an otherwise normal telephone call, without the need for a PC. The Company is developing a second VideoCommunicator, the VC200, which is a POTS video telephone with a built-in LCD display. The Company plans to extend its VideoCommunicator product line in the future by developing products in new form factors and products that are designed to comply with emerging video telephony standards. The Company further intends to differentiate its products in the future by adding features which may include picture quality enhancements, simultaneous remote and self-view picture display, Internet browsing, caller ID and movie playback.

     Utilize Direct Marketing Model for VideoCommunicators. The Company plans to sell its VideoCommunicators through a direct marketing channel, utilizing a combination of advertising, toll-free telemarketing and direct mail supported by co-marketing arrangements with third parties and resale through the retail channel. The direct marketing approach generally allows more rapid establishment of brand recognition and introduction of new products, and enables competitive pricing and better management of working capital. The Company intends to continue to sell its video compression semiconductor and software products to OEMs and distributors through its existing sales and marketing force.

     Drive Price/Performance Improvements. Price/performance improvements in end-user systems are important to expanding the consumer video conferencing market. By enhancing its proprietary semiconductor and software technologies, the Company intends to improve the price/performance of its consumer video phones by integrating a number of essential system functions onto future versions of its video compression semiconductors. The Company also intends to utilize off-the-shelf components when appropriate and to work closely with its key suppliers to achieve cost and performance advantages.

PRODUCTS

     The Company develops, markets and sells a variety of video compression semiconductors and related software and reference boards. The Company is currently developing a family of non-PC based VideoCommunicators, which incorporate the Company's proprietary semiconductor, software and systems technologies.

  VideoCommunicator Systems

     The Company's initial VideoCommunicator, the VC100, connects to a television and standard touch-tone telephone and adds video to an otherwise normal telephone call, without the need for a PC. The Company plans to introduce the VC100 in early 1997 targeted at consumer markets. The VC100 is designed to be compliant with the H.324 international standard for video telephony over POTS and to be compatible with PC and non-PC-based systems that adhere to the H.324 standard. The VC100 is designed to communicate with full duplex audio and video rates of up to 12 frames per second. The VC100, which is based on the Company's Low bit-rate Videophone Processor ("LVP") semiconductor and proprietary software, includes an integrated digital camera and a V.34/V.80 modem and displays video in either full or quarter screen format, as well as self-view mode. The VC100 is controlled through the touch-tone keypad of the user's telephone and menu driven instructions that appear on the television screen.

     The Company is developing a second VideoCommunicator, the VC200, which is a non-PC based POTS video phone with a built-in LCD display. The Company plans to extend its VideoCommunicator product line in the future by developing products in new form factors and products that are designed to comply with emerging video telephony standards. The Company further intends to differentiate its products by adding features which may include picture quality enhancements, simultaneous remote and self-view display, Internet browsing, caller ID and movie playback.

     The development of the Company's VideoCommunicators is at an early stage and, as a result, the Company must achieve numerous significant milestones and overcome substantial risks in order to successfully introduce its VideoCommunicators in a timely manner. See "Risk Factors -- Critical Dependence on Future VideoCommunicator Revenues."

  Video Compression Semiconductors

     The Company's video compression semiconductors are based on the Company's proprietary architecture. This architecture combines, on a single chip, a custom RISC microprocessor, a high performance DSP core, specialized video processing circuitry, static RAM memory and proprietary software, which together perform the core processing functions required by video conferencing and other digital video applications.

     The table below describes the Company's video compression semiconductors and their applications:
------------------------
-------------------------------------

---------------------------------------------------
----------------------------------------------------------------------------------------------------------
  PRODUCT               DESCRIPTION                        APPLICATIONS
----------------------------------------------------------------------------------------------------------
  Video Communications  H.320 compression semiconductor    -  PC ISDN video conferencing add-in boards
  Processor("VCP")      for ISDN video conferencing        -  ISDN group video conferencing systems
                        systems
----------------------------------------------------------------------------------------------------------
  Low bit-rate          H.324 compression semiconductor    -  Consumer video telephones for POTS
  Videophone            for POTS video conferencing        -  PC video phone add-in boards for POTS
  Processor("LVP")      systems
----------------------------------------------------------------------------------------------------------
  Multimedia Encoding   Compression semiconductor for      -  Cameras with embedded compression
  Processor("MEP")      video capture and encoding         -  Video capture PC add-in boards
                        systems
----------------------------------------------------------------------------------------------------------
  Video to PCI          Interface chip which connects the  -  PC (POTS or ISDN) video conferencing boards
  Interface             VCP/LVP/MEP devices to the PCI
  Chip("VPIC")          bus
----------------------------------------------------------------------------------------------------------

     VCP -- Video Communications Processor. The Company's VCP is an integrated video compression semiconductor, which allows OEMs to develop video conferencing systems based on the H.320 standard for ISDN video conferencing. In recent quarters, the VCP accounted for the majority of the Company's semiconductor product sales. The Company's proprietary RISC and DSP technology allows a single VCP semiconductor to output up to 24 frames per second of H.320 based video over an ISDN line. The VCP includes video processing circuitry that compresses and decompresses video images. Systems designed using multiple VCPs are capable of providing higher frame rates, which approach television quality video conferencing. The VCP can reside on PC add-in cards or non-PC based corporate conference room systems.

     LVP -- Low bit-rate Videophone Processor. The LVP semiconductor is designed to support H.324 based video phones using standard POTS phone lines. Systems based on the LVP benefit from the same RISC and DSP technology found in the Company's VCP product, and are designed to deliver video at up to 12 frames per second over a standard POTS telephone line. The LVP can be designed into systems in a variety of form factors, including non-PC based systems that utilize a telephone and either television or a LCD display. The LVP can also be designed into PC video phone add-in boards. The LVP is the core compression semiconductor inside the Company's VC100 and VC200 products currently under development.

     MEP -- Multimedia Encoding Processor. The MEP is designed for multimedia compression applications which require high processing power to compress high bandwidth digital video, such as cameras with embedded compression, PC add-in boards for video capture and editing and CD-ROM title development.

     VPIC -- Video to PCI Interface Chip. The VPIC is a companion semiconductor to the Company's video compression semiconductors. The VPIC provides a direct interface between the Company's compression semiconductors and the high speed PCI expansion bus found in PCs. By providing a direct path into the PC's graphic display memory, the VPIC allows PC board designers to improve the performance and quality of their designs based on the Company's compression semiconductors.

  Application Software

     The Company's semiconductors are sold with its proprietary application specific software, which addresses the unique system requirements of various international video telephony standards. This software, which is a combination of microcode assembly and C firmware, enables the Company's proprietary semiconductor architecture to implement multiple compression standards such as H.320, H.323, H.324 and MPEG. In many cases, by enhancing its application software, the Company can improve the quality of transmitted video images, address emerging standards and add user features to its existing video compression semiconductors. The Company supplies an Application Programmers Interface ("API") with its software to allow limited customization through an external microprocessor or host controller. The Company also sells non-exclusive licenses for the source code for its software to customers who wish to modify the software by adding their own features and controls. Development kits are also licensed to customers allowing them to write, compile and develop software on the Company's proprietary semiconductor architecture.

  Reference Boards

     The Company provides a range of printed circuit boards as reference boards to its customers which serve as examples for targeted applications. Each reference board is provided with schematics, complete documentation, video processor software and board-level software diagnostics. This allows the customer to leverage the Company's systems design expertise. These reference boards enable customers to more quickly introduce new products and improve the Company's technical support capabilities. Examples of the Company's reference board designs include the DVC5, which is designed for H.320 systems, and the DVC8, which is designed for H.324 systems.

TECHNOLOGY

     The Company has developed the following video conferencing technologies:

  Semiconductor Architecture

     The Company's video compression semiconductors share a common architectural foundation. This architecture has been specifically tailored to video conferencing applications which must simultaneously compress and transmit video and audio data from one side of a video call while receiving and decompressing video and audio data from the remote side. This architecture integrates two core processors running in parallel: a 33 MIPS 32-bit RISC microprocessor and a 128-bit Single Instruction Multiple Data ("SIMD") DSP. The Company's video compression semiconductors currently in production are manufactured using 0.5 micron, 3-layer metal CMOS process technology. Follow-on versions are being designed using 0.35 micron process technology.

     The Company's RISC processor core uses a proprietary instruction set specifically designed for video conferencing applications. The RISC core controls the overall chip operation and manages the input/output interface through a variety of specialized ports which connect the chip directly to external host, audio, and network subsystems. This core is programmable in the C programming language and allows customers to add their own features and functionality to the device software provided by the Company.

     The second processor is a proprietary DSP core. This DSP core is a 2 BOPS (billion operations per second) SIMD processor which implements the computationally intensive video and audio processing routines. Variable length 32 and 64 bit microcode instructions of the DSP core provide the flexibility to improve algorithm performance, enhance video and audio quality and maintain compliance with changing digital video standards. Unlike many competing semiconductors which use hardwired building blocks to implement each step in the compression/decompression (codec) process, the Company's DSP core uses microcode software routines to implement the fundamental processing steps which form the basis of H.320, H.323 and H.324 standards-based video conferencing systems, thus allowing upgrades through changes in software only.

     In addition to the RISC and DSP cores, all of the Company's video compression semiconductors share a common set of video processing capabilities which are fundamental to enhancing video quality. Digital video inputs directly into the chip and passes through a series of digital filters designed to resize, re-color and remove noise from the images in preparation for compression. These semiconductors also incorporate proprietary interlacing and resizing filters at the output stage.

  Application Software Development

     The Company's proprietary application specific software, sold with the Company's semiconductor products, addresses the unique system requirements of the various international video telephony standards. This software is a combination of microcode assembly (for the DSP core) and compiled C code (for the RISC core). By refining its software, the Company can enhance picture quality, address new standards, and add significant user features. In addition, several of the Company's customers have licensed source code to which they use to add proprietary features, custom interfaces and, in some cases, algorithm improvements. See
"Business -- Licensing and Development Arrangements."

  Algorithm Expertise

     The Company has devoted significant resources to develop video and audio codec algorithms to meet international video telephony standards. While the H.32x standards clearly specify the syntax requirements of a standards-compliant decoder, and thus what constitutes a valid H.32x bitstream, they do not specify the methods by which an H.32x encoder achieves this result. The flexibility of the Company's video compression semiconductor architecture allows the Company to apply its core algorithm expertise to develop products for a variety of video conferencing applications. The Company's algorithm expertise enables the following:

     - Video Coding Efficiency and Video Quality. By improving its proprietary motion search algorithms and optional coding modes which are tuned to the capabilities of the Company's semiconductor architecture, the Company is able to enhance video quality for H.32x video conferencing applications.

     - Integrated Control of Real-Time Systems. Video conferencing systems are inherently complex due to the convergence of video, audio and control information. The Company's proprietary semiconductor architecture and interrupt-driven control firmware manage these varying data streams in concert thereby reducing the complexity of the external system design.

     - Proprietary Rate Buffer Control. The real-time management of video and audio buffer occupancy has a significant effect on the performance of video conferencing systems, especially at low bit-rates. The Company has developed a suite of proprietary adaptive rate-buffer control algorithms which dynamically controls the occupancy rate of these buffers and allows for efficient use of available network bandwidth.

SALES AND MARKETING

     The Company markets its semiconductors through its own direct sales force as well as through distributors. The Company's direct sales force supports domestic and international sales and operates from the Company's headquarters in Santa Clara, California and a European office in London. As of September 30, 1996, the Company employed 17 persons in sales and marketing. These persons provide direct account support for OEM and distributor customers of the Company's semiconductor and systems products. The Company's sales and marketing personnel typically provide support to such OEM customers through sales literature, periodic training, customer symposia, pre-sales support and joint sales calls.

     The Company utilizes several marketing programs to support the sale and distribution of its products, including participation in industry trade shows and conferences. The Company also publishes technical articles, distributes sales and product literature and has an active public relations plan to encourage coverage of the Company's products and technology by editors of trade journals.

     The Company plans to sell its VideoCommunicators through a direct marketing effort, utilizing a combination of advertising, toll-free telemarketing and direct mail supported by co-marketing arrangements with third parties and resale through the retail channel. The direct marketing approach generally allows more rapid establishment of brand recognition and introduction of new products and enables competitive pricing and better management of working capital. The Company intends to continue to sell its video compression semiconductor and software products to OEMs and distributors through its existing sales and marketing force.

     In recent years, the Company has been a provider of video compression semiconductors to OEMs of video conferencing systems. As such, the Company has not marketed commercial quantities of consumer products such as its VideoCommunicators. In order to achieve significant market penetration and brand awareness for its VideoCommunicators, the Company must expand its sales and marketing efforts and develop direct consumer marketing capabilities. There can be no assurance that the Company will be able to expand its sales and marketing efforts or develop direct consumer marketing capabilities or that the Company will be able to achieve significant market penetration with its VideoCommunicators. Failure of the Company to successfully expand its sales and marketing efforts, or to develop direct consumer marketing capabilities or to generate significant sales of the VC100 would have a material adverse effect on the Company's business and operating results. See "Risk Factors -- No History of Direct Consumer Marketing," "Risk Factors -- Management of Growth," "Potential Fluctuations in Future Operating Results" and "Risk Factors -- Uncertainty of Market Acceptance; Limits of Existing Technology."

MARKETS AND CUSTOMERS

     The Company provides highly integrated, proprietary semiconductors and associated software sold primarily to OEMs of corporate video conferencing systems. The Company sells its VCP semiconductors and related software and reference designs primarily to OEMs designing ISDN office video conferencing systems that use the H.320 standard, including PictureTel, Siemens, Sony, VideoServer, VCON and Vtel. The Company has sold limited quantities of its LVP semiconductors and related software and reference board designs to OEMs designing POTS video conferencing systems for the consumer market using the
H.324 standard, including Sony and an affiliate of Matsushita. To address new opportunities, the Company is expanding its product lines by developing a family of non-PC based VideoCommunicators for consumer customers. The Company plans to introduce the VC100 in early 1997 with sales targeted at the consumer market.

     Historically, a significant portion of the Company's sales has been to relatively few customers, although the composition of these customers has varied consistently. Product revenues from the Company's ten largest customers, in the years ended March 31, 1994, 1995 and 1996 and the six months ended September 30, 1996 accounted for approximately 55%, 44%, 39% and 53%, respectively, of its total revenues. The loss of, or any reduction in orders from, a significant customer, or any reduction in demand for the Company's video compression semiconductors (particularly prior to significant VideoCommunicator revenues) or any general decline in the market for video conferencing products, could have a material adverse effect on the Company's business and operating results. See "Risk Factors -- Dependence on Key Customers and End Users" and "Risk
Factors -- Product Concentration; Potential Loss of Semiconductor Sales; Dependence on Video Conferencing Industry."

MANUFACTURING

     The Company uses independent foundries to fabricate, assemble and test its video compression semiconductors. The Company does not have long-term purchase agreements with its semiconductor foundries, and purchases semiconductor wafers pursuant to purchase orders. Therefore these foundries are generally not obligated to supply products to the Company for any specific period, in any specific quantity or at any specific price. The Company secures assembly and test services on a purchase order basis as well.

     The Company has not yet manufactured commercial quantities of any consumer system product such as the VC100. The Company plans to outsource the manufacture of its VideoCommunicators to subcontract manufacturers. The Company anticipates that these subcontract manufacturers will procure components from their suppliers and perform assembly and testing of the Company's VideoCommunicators on a turnkey basis. There can be no assurance that the Company will be able to reliably manufacture the VC100 or its other VideoCommunicators in volumes, on cost effective basis or in a timely manner. See "Risk Factors -- Lack of Experience in Manufacturing Consumer Video Telephony Products."

     The Company's reliance on subcontract foundries and system subcontract manufacturers, its manufacture of semiconductors, its purchase of components from third parties and its reliance of foreign subcontract manufacturers involve a number of risks. There can be no assurance that certain risks associated with these practices and activities will not have a material adverse effect on the Company's business and operating results. See "Risk Factors -- Dependence on Third Party Manufacturers; Component Availability" and "Risk
Factors -- International Operations."

RESEARCH AND DEVELOPMENT

     As of September 30, 1996, the Company had 36 employees engaged in research and development. Research and development expenses in years ended March 31, 1994, 1995 and 1996 and the six months ended

September 30, 1996 were $6.5 million, $8.1 million, $7.7 million and $4.0 million, respectively. The Company's development of new products and the enhancement of existing products is essential to its success. Accordingly, the Company anticipates that research and developments expenses will continue to increase in the foreseeable future. However, such expenses may fluctuate from quarter to quarter depending on a wide range of factors, including the status of and prospects for various development projects.

     The Company's future research and development efforts relating primarily to video semiconductors, related proprietary software and reference boards will focus on the Company's next generation of these products. Areas of emphasis will include an enhanced version of its video compression semiconductor architecture intended to provide higher performance, enhanced functionality and further integration of certain essential system functions. This integration is designed to permit improved system price/performance. Future software developments may focus on emerging video telephony standards, picture quality enhancements and additional features supporting both the Company's systems products and its OEM customer products.

     Research and development efforts relating to the VC100, the Company's initial VideoCommunicator, will focus on picture quality enhancements, simultaneous remote and self-view display, Internet browsing, caller ID and movie playback. To expand its family of VideoCommunicators, the Company's research and development efforts will focus on developing products in new form factors and products that are designed to comply with emerging video telephony standards.

     Although the Company is a developer of video compression semiconductors and systems, the Company was previously involved in several other businesses which have since been discontinued. Prior product lines and development efforts included math co-processors, microprocessors, graphics and MPEG decoding semiconductors. The Company has discontinued its efforts in these areas in part because of rapid changes in the personal computer marketplace and severe price reduction for certain of these components.

     The video compression semiconductor and video conferencing markets are characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully, the Company must continue to design, develop, manufacture and sell new and enhanced products that provide increasingly higher levels of performance and reliability, take advantage of technological advancements and changes and respond to new customer requirements in a timely manner. The Company's success in designing, developing, manufacturing and selling such products will depend on a variety of factors. In addition, the development of the Company's VideoCommunicators is at an early stage and, as a result, the Company must achieve numerous significant milestones and overcome substantial risks in order to successfully introduce its VideoCommunicators. There can be no assurance that the VC100 or VC200 or other VideoCommunicators can be successfully developed, introduced to the market or achieve market acceptance. The Company has in the past experienced delays in the development of new products and the enhancement of existing products, and such delays may occur in the future. If the Company is unable, due to resource constraints or technological or other reasons, to develop and introduce new or enhanced products in a timely manner, or if such new or enhanced products do not achieve sufficient market acceptance, it would have a material adverse effect on the Company's business and operating results. See "Risk Factors -- Rapid Technological Change; Dependence on New Product Introduction" and "Risk
Factors -- Critical Dependence on Future VideoCommunicator Revenues."

LICENSING AND DEVELOPMENT ARRANGEMENTS

     The Company from time to time enters into licensing and development arrangements with other corporations that are designed to promote the design, development, manufacture and sale of the Company's new products. Such arrangements may enable these corporations to use the Company's technology to produce products that compete directly with the Company's VideoCommunicators. See "Risk Factors -- Competition." The most significant license is with Kyushu Matsushita Electric Co., Ltd. ("KME"). This agreement provides to KME, for a license fee paid to the Company, all of the source code and object code of the H.324 software for 8x8's LVP semiconductor product and related development software, as well as certain board schematics (the "H.324 Technology"), and grants KME a nonexclusive, nonassignable worldwide license to make, use or sell products with the H.324 Technology. Under this arrangement, KME also has a nonassignable option, upon payment of additional consideration, to obtain the Company's LVP and VCP semiconductor technology for use only on systems assembled by KME or its affiliates, which would include any entity controlled directly or indirectly by Matsushita. As a result, KME has a license to substantially all of the technology underlying the Company's VideoCommunicators currently under development. In addition, KME must pay to the Company a royalty for any LVP or VCP semiconductor it manufactures or any product wherein KME uses any part of the LVP or VCP semiconductor technology. Both parties agree to license to the other party, at no charge, any enhancements to the H.324 Technology or the LVP or VCP semiconductor made by either party, until such time as KME decides to discontinue sharing of enhancements.

COMPETITION

     The Company competes with independent manufacturers of video compression semiconductors and, after the planned introduction of its VideoCommunicators, will compete with manufacturers of video conferencing products targeted at the consumer market. The markets for the Company's products are characterized by intense competition, declining average selling prices and rapid technological change. The competitive factors in the market for its planned VideoCommunicators include audio and video quality, phone line connectivity at high transmission rates, ability to connect and maintain stable connections, ease of use, price, access to enabling technologies, product design, time-to-market, adherence to industry standards, interoperability, strength of distribution channels, customer support, reliability and brand name. The Company expects intense competition for its VideoCommunicators from the following segments:

     Large consumer electronics manufacturers. The Company will face intense competition from many well known, established suppliers of consumer electronics products, which may include Lucent Technologies, Matsushita, Philips, Samsung and Sony. Many of these potential competitors sell television and telephone products into which they may integrate video conferencing systems, thereby eliminating a consumer's need to purchase a separate video conferencing system, such as the VC100.

     Personal computer system and software manufacturers. Potential customers for the Company's VideoCommunicators may elect instead to buy PCs equipped with video conferencing capabilities. As a result, the Company may face competition from Intel; PC system manufacturers such as Apple, Compaq, IBM and Sony; PC software suppliers such as Microsoft and Netscape; and PC add-on component suppliers.

     Existing manufacturers of video conferencing equipment. Manufacturers of more expensive corporate video conferencing systems may enter the market for lower cost consumer video conferencing products. Potential competitors include Compression Labs, PictureTel, Sony and Vtel.

     Emerging suppliers of "Internet appliances." Potential customers for the Company's Video Communicator products may elect instead to buy standalone internet access terminals which may provide some or all of the functionality of the Company's products. Consumer products for TV-based Internet access have recently been announced by companies such as Philips and Sony.

     The principal competitive factors in the market for video compression semiconductors include product definition, product design, system integration, chip size, functionality, time-to-market, adherence to industry standards and reliability. The Company has a number of direct competitors in this market, including Lucent Technologies and Texas Instruments. Certain of the Company's competitors for video communications semiconductor products maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages.

     Many of the Company's current and potential competitors have longer operating histories, are substantially larger, and have greater financial, manufacturing, marketing, technical and other resources. A number also have greater name recognition and a larger installed base of products than the Company. Competition in the Company's markets may result in significant price reductions. As a result of their greater resources, many current and potential competitors may be better able to withstand significant price competition or downturns in the economy. There can be no assurance that the Company will be able to continue to compete effectively, and any failure to do so would have a material adverse effect upon the Company's business and operating results.

     A number of companies have licensed portions of the Company's technology (including an affiliate of Matsushita which has licensed substantially all of the Company's technology underlying the Company's VideoCommunicators currently under development and, therefore, may be able to use this technology to produce products that compete directly with the Company's VideoCommunicators. See "Business -- Licensing and Development Arrangements."

INTELLECTUAL PROPERTY

     The Company relies in part on trademark, copyright and trade secret law to protect its intellectual property in the United States and abroad. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. The Company also relies in part on patent law to protect its intellectual property in the United States and abroad. The Company currently holds three United States patents, including patents relating to video compression and memory architecture technology, and has 17 United States patent applications pending. The Company has four foreign patent applications pending. There can be no assurance that any patent, trademark or copyright owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. Thus, effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around any patent of the Company. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on the Company's business, operating results and financial condition.

     There has been substantial litigation in the semiconductor, electronics and related industries regarding intellectual property rights, and there can be no assurance that third parties will not claim infringement by the Company of their intellectual property rights. In addition, as is common in its industry, the Company has from time to time received notification from other companies of intellectual property rights held by those companies upon which the Company's products may infringe. If the Company were found to be infringing on the intellectual property rights of any third party, the Company could be subject to liabilities for such infringement, which could be material, and could be required to seek licenses from other companies or to refrain from using, manufacturing or selling certain products or using certain processes. Although holders of patents and other intellectual property rights often offer licenses to their patents or other intellectual property rights, no assurance can be given that licenses would be offered to the Company, that the terms of any offered license would be acceptable to the Company or that failure to obtain a license would not adversely affect the Company's business, operating results and financial condition.

     The Company relies upon certain software licensed from third parties. There can be no assurance that the software licensed by the Company will continue to provide competitive features and functionality or that licenses for software currently utilized by the Company or other software which the Company may seek to license in the future will be available to the Company on commercially reasonable terms or at all. The loss of, or inability to maintain, existing licenses could result in shipment delays or reductions until equivalent software or suitable alternative products could be developed, identified, licensed and integrated, and the inability to license key new software that may be developed, on commercially reasonable terms, would have a material adverse effect on the Company's business and operating results.

EMPLOYEES

     As of September 30, 1996, the Company employed a total of 78 people, including 16 in manufacturing operations, 36 in research and development, 17 in sales and marketing and 9 in general and administrative capacities. The Company also employs a number of temporary employees and consultants on a contract basis. None of the Company's employees is represented by a labor union with respect to his or her employment by the Company. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

     The Company's future success will depend, in part, upon its ability to attract and retain qualified personnel. Competition for qualified personnel in the electronics and communications industries is intense, and there can be no assurance that the Company will be successful in retaining its key employees or that it will be able to attract skilled personnel as the Company grows. See "Risk Factors -- Management of Growth" and "Risk Factors -- Dependence on Key Personnel."

FACILITIES

     The Company's principal operations are located in an approximately 61,767 square foot facility in Santa Clara, California. A portion of this facility has been subleased. This lease expires in December 1997, and the Company has an option to extend the lease for a period of up to 5 years. The Company also leases 2,267 square feet in London, England. This lease expires in January 1999 and the Company has no option to extend the lease. The Company's existing facilities are adequate to meet its current needs.

LEGAL PROCEEDINGS

     The IRS is currently conducting an examination of the Company's federal income tax return for the fiscal year ended March 31, 1992. In August 1995, the IRS asserted a deficiency against the Company for the taxable year 1992 of approximately $1.4 million for accumulated earnings taxes, together with a penalty of approximately $273,000 plus accrued interest. The Company has filed an appeal challenging the assessment. The outcome of this matter cannot be predicted. In addition, the IRS has requested information related to the Company's federal tax returns for the year ended March 31, 1995.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the executive officers and directors of the Company as of the date of this Prospectus:

            NAME              AGE                            POSITION
----------------------------  ----  -----------------------------------------------------------
Joe Parkinson(1)............   51   Chief Executive Officer and Chairman of the Board
Y.W. Sing...................   42   Vice Chairman of the Board
Sandra L. Abbott............   49   Chief Financial Officer, Vice President, Finance
David Harper................   49   Vice President, European Operations
Bryan R. Martin.............   28   Chief Technical Officer and Vice President, Engineering
Chris McNiffe...............   35   Vice President, Marketing and Sales
Michael Noonen..............   33   Vice President, Business Development
Samuel Wang.................   47   Vice President, Process Technology and Director
Bernd Girod.................   38   Director
Richard M. Chang(1).........   56   Director
Sada Chidambaram(2).........   51   Director
Akifumi Goto(1).............   53   Director
Thomas L. Humphrey(2).......   58   Director
William Tai.................   34   Director

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Joe Parkinson has served as Chief Executive Officer and Chairman of the Board of the Company since June 1995. From October 1994 to June 1995, Mr. Parkinson served as a consultant to Micron Technology, Inc. ("Micron"), a manufacturer of semiconductor memory products, personal computers and circuit board assemblies. From October 1985 to October 1994, he served as Chairman of the Board and Chief Executive Officer of Micron, and from July 1980 to October 1985 he served as President of Micron. Mr. Parkinson is a director of Ultratech Stepper, Inc. Mr. Parkinson received a B.A. from Columbia College, a J.D. from Tulane University, and a L.L.M. in Taxation from New York University.

     Dr. Y.W. Sing co-founded the Company in April 1987 and served as Vice President of Engineering until December 1989. From December 1989 to July 1995, he served as the Company's Executive Vice President, and in July 1995 became the Company's Vice Chairman of the Board. For six years prior to 1987, Dr. Sing worked for Weitek Corporation , a semiconductor manufacturer, where he served as senior technical manager. From 1979 to 1981, Dr. Sing was a member of the technical staff at the Hewlett-Packard Company. Dr. Sing holds a B.S. from National Taiwan University and a M.S. and Ph.D. in Electrical Engineering from the University of California at Berkeley.

     Sandra L. Abbott joined the Company as Controller in April 1991, and was promoted to Chief Financial Officer and Vice President, Finance in June 1995. From February 1990 to March 1991, Ms. Abbott served as Controller for InfoChip Systems, Inc, a semiconductor manufacturer. Prior to 1990, Ms. Abbott held Controller positions at MRP, Inc. (a subsidiary of U.S. West), Free-Flow Packaging, Inc. and Weitek Corporation. Ms. Abbott received a B.A. from University California, Riverside and a M.B.A. from Santa Clara University.

     David Harper joined the Company in May 1990 and was promoted to Vice President, European Operations in March 1991. From 1988 to 1990, Mr. Harper was Chief Executive Officer of Dialog Semiconductor, a European ASIC manufacturer. Prior to 1988, Mr. Harper held various sales management positions at GEC Plessey Semiconductor, LSI Logic Corp. and General Electric Company. Mr. Harper received a B.S. in Electrical Engineering from the University of Manchester Institute of Science and Technology.

     Bryan R. Martin was promoted to Chief Technical Officer and Vice President, Engineering of the Company in August 1995. Mr. Martin served as Video Project Manager of the Company from April 1995 to August 1995, and as an integrated circuit designer for the Company from April 1990 to August 1995. Mr. Martin received a B.S. and a M.S. in Electrical Engineering from Stanford University.

     Chris McNiffe has served as Vice President, Marketing and Sales for the Company since July 1995. From June 1992 to July 1995, Mr. McNiffe held various sales & marketing management positions at the Company. From July 1986 to June 1992, Mr. McNiffe held a position as sales manager at NCR Corporation, a computer products and services provider. From 1982 to 1986, Mr. McNiffe was a design engineer at RCA Corporation. Mr. McNiffe received a B.S. in Electrical Engineering from Rutgers University.

     Michael Noonen has served as Vice President, Business Development for the Company since May 1996. From February 1996 to the present, he has also served as Chief Executive Officer of VidUs, Inc., a subsidiary of the Company engaged in the design of integrated camera and video compression solutions. From July 1992 to April 1995, Mr. Noonen held various sales management positions at the Company. From August 1990 to July 1992, Mr. Noonen served as an Area Sales Manager for NCR Corporation, a computer products and services provider. Prior to 1992, Mr. Noonen was a field application engineer for Seattle Silicon Corporation, a software developer. Mr. Noonen received a B.S. in Electrical Engineering from Colorado State University.

     Dr. Samuel Wang has served as Vice President, Process Technology and a director of the Company since October 1995. From 1984 to October 1995, Mr. Wang served as Executive Vice President and a director of ICT Inc., a manufacturer of programmable logic devices. From 1981 to 1983 Mr. Wang was a Senior Engineering Manager at National Semiconductor Corporation, and from 1978 to 1980 he was a staff engineer at Intel Corporation. Mr. Wang received a B.S. in Physics from the National Tsing Hua University, Taiwan, and a M.S. and Ph.D. in Solid State Electronics from Princeton University.

     Dr. Bernd Girod has served as a director of Company since November 1996. Dr. Girod has been a Chaired Professor of Electrical Engineering/Telecommunications at the University of Enlangen-Nuremberg in Germany since October 1993. In May 1993, he co-founded Vivo Software, Inc., a developer of video compression software, and has served as Chief Scientist since then. From June 1990 to September 1993, Dr. Girod was Professor of Computer Graphics and Technical Director of the Academy of Media Arts in Cologne, Germany, jointly appointed with the Computer Science Section of Cologne University. From January 1988 to May 1990, he was employed at the Massachusetts Institute of Technology, first as a Visiting Scientist and then as an Assistant Professor with the Media Laboratory. Dr. Girod received a M.S. in Electrical Engineering from the Georgia Institute of Technology and a Doctoral degree (Dr.-Ing.) from the University of Hannover, Germany.

     Dr. Richard M. Chang has been a director of the Company since February 1987. He has served in various marketing and manufacturing management positions at Hewlett-Packard Company, an electronics component and system manufacturer, since 1970. Dr. Chang received a B.S. in Physics from the California Institute of Technology and a Ph.D. in Applied Physics from Stanford University.

     Sada Chidambaram has been a director of the Company since December 1995. He has also been a director of ASCII Corporation ("ASCII") and has served as President of ASCII of America, Inc., a subsidiary of ASCII, since February 1988. ASCII, based in Tokyo, Japan, publishes software and computer magazines and manufactures and distributes specialized semiconductors and solutions. Mr. Chidambaram also serves on the Board of Directors of several privately held companies. Mr. Chidambaram received a B.S. in Chemistry from Loyola University and a M.S. in Chemical Engineering from the Tokyo Institute of Technology.

     Akifumi Goto has been a director of the Company since September 1996. He has served as President and Chief Executive Officer of Sanyo Semiconductor Corporation ("Sanyo"), a semiconductor manufacturer, since February 1993. From February 1983 to January 1993, Mr. Goto served as Executive Vice President of

Sanyo. Mr. Goto received a B.S. in Electrical Engineering from Tamagawa University and a M.B.A. from Santa Clara University.

     Dr. Thomas L. Humphrey has been a director of the Company since November 1995. He has served as a Director, Corporate Business Development of National Semiconductor Corporation, a semiconductor manufacturer, since January 1992. From January 1991 to January 1992, Dr. Humphrey was an independent consultant. Dr. Humphrey received a B.S. from University of California, Los Angeles and a M.S. and Ph.D. in Electrical Engineering from Stanford University.

     William Tai has been a director of the Company since April 1994. Mr. Tai has served as a General Partner of the Walden Group of Venture Capital Funds, a venture capital firm, since September 1991. From August 1987 to September 1991, Mr. Tai served as Vice President of Alex. Brown & Sons Incorporated. Mr. Tai is also a director of Network Peripherals, Inc. and Award Software International, Inc. Mr. Tai received a B.S. in Electrical Engineering from the University of Illinois and a M.B.A. from Harvard Business School.

BOARD COMMITTEES

     The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees and administers the Company's 1992 Stock Option Plan, Key Personnel Plan, 1996 Stock Plan, 1996 Director Option Plan and 1996 Employee Stock Purchase Plan. The Audit Committee aids management in the establishment and supervision of the Company's financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and the Company's independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs.

DIRECTOR COMPENSATION

     Directors receive no cash remuneration for serving on the Board of Directors, although directors are reimbursed for all reasonable expenses incurred by them in attending Board and Committee meetings. Effective upon this Offering, the Company has adopted the 1996 Director Option Plan and, in the future, non-employee directors will be eligible to receive stock options under this plan. See "Management -- Compensation Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors currently consists of Messrs. Parkinson, Chang and Goto. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity. See "Certain Transactions."

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Amended and Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law (the "Delaware Law"). Under the Delaware Law, a director's liability to a company or its stockholders may not be limited with respect to
(i) any breach of his duty of loyalty to the company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments or dividends or unlawful stock repurchases or redemptions, or (iv) transactions from which the director derived an improper personal benefit.

     The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted under the Delaware Law. The Company has also entered into agreements to indemnify its directors and executive officers. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the Delaware Law would permit indemnification.

     There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth in summary form information concerning the compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the fiscal year ended March 31, 1996 by (i) the Company's Chief Executive Officer, (ii) the Company's next four most highly compensated executive officers whose salary and bonus for such fiscal year exceeded $100,000 and who served as executive officers of the Company at March 31, 1996, and (iii) one additional individual for whom disclosure would have been provided pursuant to (ii) above but for the fact that the individual was not serving as an executive officer of the Company on March 31, 1996 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM
                                               ANNUAL COMPENSATION              COMPENSATION
                                      -------------------------------------     ------------
                                                               OTHER ANNUAL      SECURITIES      ALL OTHER
                                                               COMPENSATION      UNDERLYING       COMPEN-
    NAME AND PRINCIPAL POSITION       SALARY($)     BONUS($)      ($)(1)         OPTIONS(#)      SATION($)
------------------------------------  ---------     --------   ------------     ------------     ---------
Joe Parkinson, Chairman and Chief
  Executive
  Officer...........................   115,384(2)     4,580            --          600,000              --
Y. W. Sing, Vice Chairman...........   163,590        4,700        55,046(3)       115,000              --
Sandra L. Abbott, Chief Financial
  Officer...........................   114,647        4,700            --           65,000              --
David Harper, Vice President,
  European Operations...............    97,491       47,115        22,992(4)        25,000          49,389(5)
Chris McNiffe, Vice President,
  Marketing and Sales...............   150,157        4,700            --          100,000              --
Michael Noonen, Vice President,
  Business Development..............   107,750      105,800            --               --              --

---------------
(1) Excludes perquisites and other personal benefits which for each Named Executive Officer did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for such officer.

(2) Represents compensation for a partial year, as Mr. Parkinson joined the Company in June 1995. Mr. Parkinson's annualized salary during this period was $150,000.

(3) Represents one time payout of accrued paid time off.

(4) Represents the incremental cost to the Company of the use of a Company car.

(5) Represents contributions by the Company to a plan which provides for payments to Mr. Harper during his retirement.

  Option Grants and Holdings

     The following table provides information with respect to stock option grants to each of the Named Executive Officers during the fiscal year ended March 31, 1996:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                 POTENTIAL
                                                                                                 REALIZABLE
                                                                                              VALUE AT ASSUMED
                                                  INDIVIDUAL GRANTS                           ANNUAL RATES OF
                            --------------------------------------------------------------         STOCK
                            NUMBER OF      PERCENT OF                                        PRICE APPRECIATION
                            SECURITIES        TOTAL                                                 FOR
                            UNDERLYING   OPTIONS GRANTED                                       OPTION TERM(1)
                             OPTIONS     TO EMPLOYEES IN      EXERCISE OR       EXPIRATION   ------------------
           NAME             GRANTED(#)     FISCAL YEAR     BASE PRICE ($/SH.)      DATE       5%($)     10%($)
--------------------------  ----------   ---------------   ------------------   ----------   -------   --------
Joe Parkinson.............    500,000(2)       16.8%              $.50(3)         06/15/05   $69,070   $152,628
Joe Parkinson.............    100,000(4)        3.4%              $.50(3)         11/20/05   $13,814   $ 30,526
Y.W. Sing.................    115,000(5)        3.9%              $.50(3)         01/01/05   $15,886   $ 35,104
Sandra L. Abbott..........     65,000(6)        2.1%              $.50(3)         07/10/05   $ 8,979   $ 19,842
David Harper..............     25,000(6)        0.8%              $.50(3)         07/10/05   $ 3,453   $  7,631
Chris McNiffe.............    100,000(6)        3.4%              $.50(3)         07/10/05   $13,814   $ 30,526

---------------
(1) Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holders' continued employment through the vesting period.

(2) The options were granted under the Key Personnel Plan and vest at a rate of 1/3 of the shares at the end of one year and 1/24 of the remaining shares at the end of each month thereafter, subject to continued service as an employee, consultant or director. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See
    "Management -- Compensation Plans."

(3) These options were originally priced at $2.50 per share and were cancelled and reissued at $0.50 in June 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

(4) The options were granted under the Key Personnel Plan and vest upon the effectiveness of the Company's initial public offering. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See "Management -- Compensation Plans." The options were canceled in June 1996.

(5) The options were granted under the Key Personnel Plan and vest at a rate of 1/24 of the shares at the end of each month, subject to continued service as an employee, consultant or director. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See
    "Management -- Compensation Plans."

(6) The options were granted under the Key Personnel Plan and vest at a rate of 1/48 of the shares at the end of each month, subject to continued service as an employee, consultant or director. The term of each option is ten years. The exercise price of each option granted is equal to the fair market value of the Common Stock of the Company on the date of grant. See
    "Management -- Compensation Plans."

     In June 1996, the Company granted options to purchase shares of the Company's Common Stock at an exercise price of $0.50 per share to the following executive officers: (i) Joe Parkinson received two grants of stock options to purchase 250,000 shares each, for an aggregate of 500,000 shares; and (ii) Y.W. Sing, Sandra L. Abbott, David Harper, Bryan R. Martin, Chris McNiffe, Michael Noonen and Samuel Wang each received options to purchase 57,400 shares.

     One of the above-mentioned options received by Mr. Parkinson to purchase 250,000 shares of the Company's Common Stock shall vest on June 24, 2000; provided, however, that vesting shall be accelerated in the event of an initial public offering or a change of control (defined as an acquisition of at least 35% of the Company's fully diluted Common Stock) as follows: (i) all of Mr. Parkinson's 250,000 shares shall vest on December 31, 1996 in the event of an initial public offering or a change of control occurring on or before December 31, 1996, which initial public offering or change of control results in a price per share of the Company's Common Stock of at least $11.00; (ii) 100,000 and 150,000 of Mr. Parkinson's shares shall vest on December 31, 1996 and June 24, 2000, respectively, in the event of an initial public offering or change of control occurring on or before December 31, 1996, which results in a price per share of the Company's Common Stock of at least $6.00 and under $11.00; (iii) 100,000 and 150,000 of Mr. Parkinson's shares shall vest on March 31, 1997 and June 24, 2000, respectively, in the event of an initial public offering or change of control occurring between December 31, 1996 and March 31, 1997, which results in a price per share of the Company's Common Stock of at least $11.00; and (iv) 60,000 and 190,000 of Mr. Parkinson's shares shall vest on March 31, 1997 and June 24, 2000, respectively, in the event of an initial public offering or change of control occurring between December 31, 1996 and March 31, 1997, which results in a price per share of the Company's Common Stock of at least $6.00 and under $11.00.

     The following table provides information with respect to the value of stock options held as of March 31, 1996 by each of the Named Executive Officers. There were no stock option exercises by such individuals during the year ended March 31, 1996.

                         FISCAL YEAR-END OPTION VALUES

                                                NUMBER OF SECURITIES
                                               UNDERLYING UNEXERCISED             VALUE OF UNEXERCISED
                                                       OPTIONS                    IN-THE-MONEY OPTIONS
                                              AT FISCAL YEAR END(#)(1)          AT FISCAL YEAR END($)(1)
                                            -----------------------------     -----------------------------
                   NAME                     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
------------------------------------------  -----------     -------------     -----------     -------------
Joe Parkinson(2)..........................          0          600,000        $      0.00       $    0.00
Y.W. Sing (2).............................    165,416           69,584        $      0.00       $    0.00
Sandra L. Abbott(2).......................     10,833           54,167        $      0.00       $    0.00
David Harper(3)...........................     34,667            5,333        $ 52,000.50       $7,999.50
David Harper(2)...........................      4,167           20,833        $      0.00       $    0.00
Chris McNiffe(2)..........................     29,626           89,374        $      0.00       $    0.00
Michael Noonen(2).........................     12,500            5,500        $      0.00       $    0.00

---------------
(1) In June 1996, these options to purchase Common Stock were cancelled and reissued at $.50 per share. The new options became immediately exercisable subject to right of repurchase in favor of the Company, which expires ratably through June 24, 2000.

(2) Calculated by determining the difference between the fair market value of the Common Stock as of March 28, 1996 ($2.50) and the exercise price of the underlying options as of March 28, 1996 ($2.50).

(3) Calculated by determining the difference between the fair market value of the Common Stock as of March 28, 1996 ($2.50) and the exercise price of the underlying options as of March 28, 1996 ($1.00).

COMPENSATION PLANS

  1992 Stock Option Plan

     The Company's 1992 Stock Option Plan (the "1992 Plan") was adopted in January 1992. The 1992 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the grant of nonstatutory stock options to employees and consultants of the Company. The 1992 Plan is administered by the Board of Directors or a Committee of the Board of Directors (the "Administrator"), which selects the optionees, determines the number of shares to be subject to each option and determines the exercise price of each option. The 1992 Plan authorizes the issuance of up to 2,000,000 shares of Common Stock. As of September 30, 1996, 234,636 shares had been issued under the 1992 Plan, options for 1,382,075 shares were outstanding and 383,289 shares remained available for future grants. The exercise price of all incentive stock options granted under the 1992 Plan must be at least equal to the fair market value per share of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options granted under the 1992 Plan must be at least equal to 85% of the fair market value per share of the Common Stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the 1992 Plan may not exceed ten years.

     In the event of a merger of the Company with or into another corporation, the 1992 Plan requires that each outstanding option be assumed or an equivalent option substituted by such successor corporation or a parent or subsidiary of such successor corporation; provided, however, that the Administrator may, in lieu of such assumption or substitution, provide for the optionee to have the right to exercise the option as to all or a portion of the stock subject thereto, including shares which would not otherwise be exercisable. Unless terminated sooner, the 1992 Plan will terminate ten years from its effective date. The Board has authority to amend or terminate the 1992 Plan, provided no such action would impair the rights of the holder of any outstanding options without the written consent of such holder.

  Key Personnel Plan

     The Company's Key Personnel Plan (the "Key Personnel Plan") was adopted in July 1995. The Key Personnel Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Code, and for the grant of nonstatutory stock options to employees and consultants of the Company. The Key Personnel Plan is administered by the Board of Directors or a Committee of the Board of Directors (the "Administrator"), which selects the optionees, determines the number of shares to be subject to each option and determines the exercise price of each option. The Key Personnel Plan authorizes the issuance of up to 2,199,925 shares of Common Stock. As of November 5, 1996, 2,199,925 shares had been issued under the Key Personnel Plan and no shares remained available for future grants. The exercise price of all incentive stock options granted under the Key Personnel Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options granted under the Key Personnel Plan shall be no less than 85% of the fair market value per share on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the Key Personnel Plan may not exceed ten years.

     In the event of a merger of the Company with or into another corporation, the Key Personnel Plan requires that each outstanding option be assumed or an equivalent option substituted by such successor corporation or a parent or subsidiary of such successor corporation; provided, however, that the Administrator may, in lieu of such assumption or substitution, provide for the optionee to have the right to exercise the option as to all or a portion of the stock subject thereto, including shares which would not otherwise be exercisable.

  1996 Stock Plan

     The Company's 1996 Stock Plan (the "1996 Plan") was adopted in June 1996. The 1996 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Code, and for the grant of nonstatutory stock options and stock purchase rights ("Rights") to employees and consultants of the Company. The 1996 Plan is administered by the Board of Directors or a Committee of the Board of Directors (the "Administrator"), which selects the optionees, determines the number of shares to be subject to each option or Right and determines the exercise price of each option or Right. The 1996 Plan authorizes the issuance of up to 1,000,000 shares of Common Stock, to be increased annually on the first day of each of the Company's fiscal years during the term of the plan in an amount equal to 5% of the Company's Common Stock issued and outstanding at the close of business on the last day of the immediately preceding fiscal year (the "Annual

Replenishment"), with only the initial 1,000,000 shares and subsequent annual increases in an amount equal to the lesser of (i) 1,000,000 shares, or (ii) the number of shares subject to the Annual Replenishment to be available for issuance as "incentive stock options" qualified under Section 422 of the Code. As of September 30, 1996, 247 shares had been issued under the 1996 Plan, options for 161,712 shares were outstanding and 838,041 shares remained available for future grants. The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options granted under the 1996 Plan shall be no less than 85% of the fair market value per share on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of an incentive stock option must not exceed five years. The term of all other options granted under the 1996 Plan may not exceed ten years.

     In the event of a merger of the Company with or into another corporation, or the sale of all or substantially all of the assets of the Company, the 1996 Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of such successor corporation; provided, however, that the Administrator may, in lieu of such assumption or substitution, provide for the optionee to have the right to exercise the option or Right as to all or a portion of the stock subject thereto, including shares which would not otherwise be exercisable. Unless terminated sooner, the 1996 Plan will terminate ten years from its effective date. The Board has authority to amend or terminate the 1996 Plan, provided no such action would impair the rights of the holder of any outstanding options without the written consent of such holder.

  1996 Director Option Plan

     The Company's 1996 Director Option Plan (the "Director Plan") was adopted in June 1996 and will become effective upon the closing of this Offering. A total of 150,000 shares of Common Stock has been reserved for issuance under the Director Plan. The Director Plan provides for the grant of nonstatutory stock options to all nonemployee directors of the Company ("Outside Directors") pursuant to an automatic, nondiscretionary grant mechanism. The Director Plan provides that each Outside Director shall be granted a nonstatutory stock option to purchase 16,000 shares of Common Stock on the date upon which such person first becomes an Outside Director or, if later, on the effective date of the Director Plan (the "First Option"). Thereafter, each Outside Director shall be automatically granted an option to purchase 4,000 shares of Common Stock on the date such Outside Director is reelected to the Board of Directors by the Company's stockholders at the Company's annual meeting of stockholders or otherwise (a "Subsequent Option"), if on such date, such Outside Director shall have served on the Company's Board of Directors for at least six (6) months. The Director Plan provides that each option shall become exercisable in installments over a period of four (4) years from the date of grant. The exercise price per share of all options granted under the Director Plan shall be equal to the fair market value of a share of the Company's Common Stock on the date of grant. Options granted to Outside Directors under the Director Plan have a ten year term, or shorter upon termination of an Outside Director's status as a director. In the event of the merger or sale of substantially all of the assets of the Company, all outstanding options shall be assumed or substituted by the successor corporation, or if they are not assumed or substituted for, they shall become fully vested and exercisable. If the options are assumed or substituted for, they shall also become fully exercisable if the director is terminated other than upon voluntary termination. If not terminated earlier, the Director Plan will have a term of ten years.

  1996 Employee Stock Purchase Plan

     The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted in June 1996 and will become effective upon the closing of this Offering. A total of 500,000 shares of Common Stock has been reserved for issuance under the Purchase Plan, to be increased annually on the first day of each of the Company's fiscal years during the term of the Purchase Plan in an amount equal to (i) 500,000 shares minus (ii) the number of shares available for issuance under the Purchase Plan as of such date, all of which share numbers are subject to adjustment upon changes in capitalization of the Company. The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be implemented by an offering commencing on the date of the closing of this Offering and ending on the last business day in the period ending October 31, 1998. Each twenty-four month offering period will consist of four purchase periods of approximately six months duration. Employees are eligible to participate if they are regularly employed by the Company for at least twenty hours per week and more than five months in any calendar year.

     The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation, including commissions, bonuses and overtime, at a price equal to 85% of the fair market value of the Common Stock at the beginning of each offering period or the end of a six month purchase period, whichever is lower. In the event of a merger of the Company with or into another corporation, or the sale of all or substantially all of the assets of the Company, the Purchase Plan provides that a new exercise date shall be set for each option under the plan, which exercise date shall occur before the date of the merger or asset sale. In the event that the fair market value of the Company's Common Stock at the end of any six month purchase period is lower than the fair market value of the Company's Common Stock at the beginning of the offering period, Purchase Plan participants will be automatically withdrawn from such offering period and re-enrolled in the new offering period commencing immediately thereafter. Unless terminated sooner, the Purchase Plan will terminate ten years after its effective date. The Board of Directors has authority to amend or terminate the Purchase Plan provided no such action may adversely affect the rights of any participant.

  Change of Control

     In the event of any individual or corporate entity and related parties cumulatively acquiring at least 35% of the Company's fully diluted stock (a "Change of Control"), all stock options held by officers under any stock option plan shall vest immediately without regard to the term of the option. In addition, in the event of a Change of Control, each officer shall be entitled to one (1) year severance pay and continuing medical benefits for life after leaving the Company, provided that such medical benefits shall cease should such officer accept employment with a competing company.

  Profit Sharing Plan

     In July 1995, the Company's Board of Directors approved a profit sharing plan which provides for additional compensation to all employees of the Company based on quarterly income before income taxes. The profit sharing plan is effective beginning in the year ended March 31, 1996 and provides for payments of up to 15% of quarterly income before income taxes. Additionally, the plan provides for payment of certain discretionary bonuses based on criteria established by management.

                              CERTAIN TRANSACTIONS

     In September 1996, the Company sold an aggregate of 363,640 shares of Series D Preferred Stock to Sanyo Semiconductor Corporation ("Sanyo"), a manufacturer of semiconductors, at a price of $5.50 per share. Akifumi Goto, President of Sanyo, became a director of the Company in connection with this transaction.

     In July 1996, certain officers and directors of the Company exercised their stock options under the Company's Key Personnel Plan pursuant to a restricted stock purchase agreement. The officers and directors exercised an aggregate of 2,156,800 shares of Common Stock at a purchase price of $0.50 per share by payment of partial recourse promissory notes. The following officers and directors exercised shares of Common Stock under the Company's Key Personnel
Plan: 122,400 shares exercised by Sandra Abbott; 122,400 shares exercised by David Harper; 160,400 shares exercised by Bryan Martin; 176,400 shares exercised by Chris McNiffe; 125,400 shares exercised by Michael Noonen; 1,000,000 shares exercised by Joe Parkinson; 292,400 shares exercised by Y.W. Sing; and 157,400 shares exercised by Samuel Wang.

     In April 1994, the Company sold an aggregate of 681,820 shares of Series C Preferred Stock to National Semiconductor Corporation ("NSC"), a semiconductor manufacturer, at a price of $11.00 per share. In connection with NSC's investment, Thomas Humphrey, Director, Corporate Business Development of NSC, became a director of the Company.

     In April 1994, the Company entered into various joint development and supply agreements with NSC, which were terminated by mutual agreement between the parties in June 1996. During the year ended March 31, 1995, the company recognized contract revenue and related costs under these agreements of $294,000 and $229,000, respectively and purchased $868,000 in inventory from NSC.

     During the years ended March 31, 1995 and 1996 and September 30, 1996 the Company's product revenues included $897,000, $2,037,000 and $959,000 in sales to ASCII Corporation ("ASCII"), or approximately 4.5%, 7.1% and 9.5% of the Company's revenues, respectively. ASCII acts as a distributor for the Company in Japan and is party to certain distributor and sales agreements with the Company. Sada Chidambaram, a director of the Company, is a director of ASCII and the President of ASCII of America, Inc., a subsidiary of ASCII.

     During the years ended March 31, 1994 and 1995, the Company sold $3,258,000 and $795,000, respectively, of product to Mitsui Comtek, one of its stockholders. Mitsui Comtek is also the guarantor of the Company's office facilities.

     In March 1996, 8x8 entered into an investment agreement (the "Agreement") with VidUs, Inc. ("VidUs"), a company whose officers include Michael Noonen ("Noonen") and Sandra L. Abbott. VidUs is currently developing technology in which a camera transfers data to a Universal Serial Bus port using the Company's MEP semiconductor and reference design video compression capabilities (the "CompressionCam Concept"). Pursuant to the Agreement, the Company and Noonen own approximately 75% and 12%, respectively, of the Common Stock of VidUs. Also in connection with the Agreement, the Company will own all patents related to the CompressionCam Concept, but has provided VidUs with a royalty free, nonexclusive, nonassignable license to make, have made, use and sell products which incorporate the CompressionCam Concept.

     Y.W. Sing, Vice Chairman of the Board and a director of the Company, served as Chief Executive Officer and beneficial owner of two entities (collectively, the"Entities") until March 1994. During the year ended March 31, 1994, the Entities provided various marketing, sales and research and development services to the Company. In compensation for these services the Entities received, in the aggregate, $940,000 from the Company. In March 1994, the Company purchased all assets and assumed all liabilities of the Entities for nominal consideration, and expensed $50,000 previously paid for an option to acquire all of the capital stock of one of the Entities.

     In June 1996, certain officers and directors had their options to buy Common Stock repriced to $.50 per share through the cancellation of then existing options and the issuance of new options. The following summarizes the number of shares repriced, the exercise price per share before the Offering and persons associated with the repriced shares: Joe Parkinson had 500,000 shares repriced from $2.50 per share; Y.W. Sing had 235,000 shares repriced from $2.50 per share; Sandra L. Abbott had 65,000 shares repriced from $2.50 per share; David Harper had 25,000 shares repriced from $2.50 per share, and 40,000 shares repriced from $1.00 per share; Bryan R. Martin had 103,000 shares repriced from $2.50 per share; Chris McNiffe had 119,000 shares repriced from $2.50 per share; Michael Noonen had 68,000 shares repriced from $2.50 per share; Samuel Wang had 100,000 shares repriced from $2.50 per share; and William Tai had 25,000 shares repriced from $2.50 per share.

     In June 1996, the Company granted an option to purchase 250,000 shares of its Common Stock at an exercise price of $0.50 per share to Joe Parkinson, the Chairman and Chief Executive Officer of the Company. This option shall vest on June 24, 2000; provided, however, that vesting shall be accelerated in the event of an initial public offering or a change of control (defined as an acquisition of at least 35% of the Company's fully diluted Common Stock) as follows: (i) all of Mr. Parkinson's 250,000 shares shall vest on December 31, 1996 in the event of an initial public offering or a change of control occurring on or before December 31, 1996, which initial public offering or change of control results in a price per share of the Company's Common Stock of at least $11.00; (ii) 100,000 and 150,000 of Mr. Parkinson's shares shall vest on December 31, 1996 and June 24, 2000, respectively, in the event of an initial public offering or change of control occurring on or before December 31, 1996, which results in a price per share of the Company's Common Stock of at least $6.00 and under $11.00; (iii) 100,000 and 150,000 of Mr. Parkinson's shares shall vest on March 31, 1997 and June 24, 2000, respectively, in the event of an initial public offering or change of control occurring between December 31, 1996 and March 31, 1997, which results in a price per share of the Company's Common Stock of at least $11.00; and (iv) 60,000 and 190,000 of Mr. Parkinson's shares shall vest on March 31, 1997 and June 24, 2000, respectively, in the event of an initial public offering or change of control occurring between December 31, 1996 and March 31 1997, which results in a price per share of the Company's Common Stock of at least $6.00 and under $11.00.

     In July 1996, the officers of the Company entered into partial recourse promissory notes in connection with the purchase of the Company's Common Stock (at a price of $.50 per share) through the exercise of stock options granted under the Key Personnel Plan. The following summarizes the amount of the promissory note entered into by each officer and the persons associated with them: Joe Parkinson, $500,000; Y.W. Sing, $146,200; Sandra L. Abbott, $61,200; David Harper, $61,200; Bryan R. Martin, $80,200; Chris McNiffe, $88,200; Michael Noonen, $62,700; and Samuel Wang, $78,700. Each of these promissory notes have an interest rate of 6.4% per year, and are secured by the shares of the Company's Common Stock. Principal and interest on these promissory notes are due and payable in June 2001.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been otherwise obtained from unaffiliated third parties. All future transactions, including loans (if any), between the Company and its officers, directors and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors of the Board of Directors, and will be on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of October 31, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby and the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this Offering, by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the address of each listed stockholder is c/o 8x8, Inc., 2445 Mission College Boulevard, Santa Clara, CA 95054.

                                                                               PERCENTAGE OF TOTAL
                                                                                  SHARES(1)(2)
                                                                         -------------------------------
                                                   NUMBER OF SHARES       BEFORE                 AFTER
                NAME AND ADDRESS                  BENEFICIALLY OWNED     OFFERING               OFFERING
------------------------------------------------  ------------------     --------               --------
Y.W. Sing(3)(4).................................       1,036,400             9.7%                  7.9%
Joe Parkinson(3)(5).............................       1,000,000             9.3                   7.6
National Semiconductor Corporation(6)...........         681,820             6.4                   5.2
  2900 Semiconductor Drive
  Santa Clara, CA 95051
Thomas L. Humphrey(3)(6)........................         681,820             6.4                   5.2
Deby Investments, Ltd.(7).......................         600,000             5.6                   4.5
  General Electronics Building FSSTL 96
  Sheung Shui, N.T. Hong Kong
Richard M. Chang(3).............................         453,334             4.2                   3.4
Akifumi Goto(3)(8)..............................         363,640             3.4                   2.8
Sada Chidambaram(3)(9)..........................         300,000             2.8                   2.3
David Harper(10)................................         222,400             2.1                   1.7
Chris McNiffe(11)...............................         176,400             1.6                   1.3
Bryan Martin(12)................................         172,900             1.6                   1.3
Samuel Wang(3)(13)..............................         157,400             1.5                   1.2
Sandra L. Abbott(14)............................         153,400             1.4                   1.2
Michael Noonen(15)..............................         125,400             1.2                   1.0
William Tai(3)(16)..............................          36,667               *                     *
Bernd Girod.....................................              --              --                    --
All directors and executive officers as a group
  (14 persons) (17).............................       4,879,761            45.6                  36.9

---------------
 *  Less than 1%
(1)Percentage of ownership is based on (i) 10,695,348 shares of Common Stock outstanding as of October 31, 1996, plus any shares issuable pursuant to options held by the person or class in question which may be exercised within 60 days of October 31, 1996, and (ii) 13,195,348 shares of Common Stock outstanding after completion of this Offering, plus any shares issuable pursuant to options held by the person or class in question which may be exercised within 60 days of October 31, 1996.
(2) Assumes no exercise of the Underwriters' over-allotment option.
(3) The named person is a director of the Company.
(4)Includes 84,646 shares that are subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000.
(5)Includes 776,042 shares that are subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000.
(6)Includes 681,820 shares beneficially held by National Semiconductor Corporation. Mr. Humphrey is Director, Corporate Business Development of National Semiconductor Corporation.

 (7) The beneficial owner of the shares held by Deby Investments, Ltd. is Samuel Fang.
 (8) Includes 363,640 shares beneficially held by Sanyo Semiconductor Corporation. Mr. Goto is the President and Chief Executive Officer of Sanyo Semiconductor Corporation.
 (9) Includes 300,000 shares owned by ASCII Corporation. Mr. Chidambaram is a director of ASCII and the President of ASCII of America, Inc., a subsidiary of ASCII Corporation. Mr. Chidambaram disclaims beneficial ownership of shares held by ASCII.
(10) Includes 72,853 shares that are subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000.
(11) Includes 127,853 shares that are subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000.
(12) Includes 127,791 shares that are subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000.
(13) Includes 153,812 shares that are subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000.
(14) Includes 99,854 shares that are subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000.
(15) Includes 102,853 shares that are subject to a right or repurchase in favor of the Company which expires ratably through June 24, 2000.
(16) Includes (i) 11,667 shares issuable pursuant to stock options which may be exercised within 60 days of October 31, 1996, and (ii) 25,000 shares issuable upon exercise of stock options to purchase the following number of shares from the persons indicated: Y.W. Sing, 7,000 shares; Chi-Shin Wang, 7,000 shares; Samuel Fang, 7,000 shares; and Richard Chang, 4,000 shares.
(17) Includes (i) 1,545,704 shares that are subject to a right of repurchase in favor of the Company which expires ratably through June 24, 2000, and (ii) 11,667 shares issuable pursuant to stock options which may be exercised within 60 days of October 31, 1996.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this Offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share.

COMMON STOCK

     As of September 30, 1996, as adjusted for (i) the sale of 270,913 shares of Series D Preferred Stock by the Company in October 1996 and (ii) the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this Offering, there were 10,695,348 shares of Common Stock outstanding held of record by approximately 180 stockholders. As of September 30, 1996, there were options to purchase 1,543,787 shares of Common Stock outstanding. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive conversion rights or other subscription rights. There are no redemption or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of this Offering will be fully paid and non-assessable.

PREFERRED STOCK

     Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. At present, there are no shares of Preferred Stock outstanding and the Company has no plans to issue any of the Preferred Stock.

REGISTRATION RIGHTS

     Under the terms of the Amended and Restated Registration Rights Agreement dated as of September 6, 1996 among the Company and certain holders of its securities (the "Rights Agreement"), following the closing of this Offering, the holders of 3,726,373 shares of Common Stock (the "Registrable Securities") will be entitled to certain rights with respect to the registration of such shares of Common Stock under the Securities Act. Under the Rights Agreement, if the Company proposes to register any of its Common Stock under the Securities Act, certain holders of Registrable Securities are entitled to notice of such registration and to include their Registrable Securities therein; provided, among other conditions, that the underwriters have the right to limit the number of shares included in any such registration. Beginning six months after the closing of this Offering, the holders of at least fifty percent (50%) of the Registrable Securities have the right to require the Company, on not more than two occasions, to file a registration statement under the Securities Act in order to register all or any part of their Registrable Securities. The Company may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, the holders of Registrable Securities may require the Company to register all or any portion of their Registrable Securities on Form S-3, when such form becomes available to the Company, subject to certain conditions and limitations.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's Restated Certificate of Incorporation provides that all stockholder actions must be effected at a duly called annual or special meeting and may not be effected by written consent. The Company's Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors, by the chief executive officer of the Company, or by stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at such meeting. In addition, the Company's Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nomination of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of the meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who had delivered timely written notice in proper form to the Company's Secretary of the stockholder's intention to bring such business before the meeting.

     The foregoing provisions of the Company's Restated Certificate of Incorporation and Bylaws are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. Such provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for the Company's shares and, consequently, may also inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of the Company. See "Risk Factors -- Anti-Takeover Provisions of the Company's Certificate of Incorporation, Bylaws and Delaware Law."

EFFECT OF DELAWARE ANTI-TAKEOVER STATUE

     The Company is subject to Section 203 of the Delaware General Corporation Law (the "Antitakeover Law"), which regulates corporate acquisitions. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving the Company and the interested stockholder and the sale of more than ten percent (10%) of the Company's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the Company's outstanding voting shares. The Company has not "opted out" of the provisions of the Antitakeover Law. See "Risk Factors -- Antitakeover Provisions of the Company's Certificate of Incorporation, Bylaws and Delaware Law."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Securities Transfer & Trust, Inc. Its telephone number is (303) 234-5300.

LISTING

     The Company has applied to list its Common Stock on the Nasdaq National Market under the trading symbol "EGHT."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 13,195,348 shares of Common Stock outstanding. Of this amount, the 2,500,000 shares offered hereby and 143,316 shares will be available for immediate sale in the public market as of the date of this Prospectus. Approximately 9,500,000 additional shares will be available for sale in the public market following the expiration of the 180-day lockup agreements with the Representatives of the Underwriters or the Company, subject in some cases to compliance with the volume and other limitations of Rule 144.

                           SHARES
    DAYS AFTER DATE       ELIGIBLE
  OF THIS PROSPECTUS      FOR SALE                            COMMENT
-----------------------  ----------  ----------------------------------------------------------
Upon Effectiveness.....   2,643,316  Freely tradeable shares sold in Offering and shares saleable under Rule 144(k) that are not subject to 180-day lockup
180 days...............   9,496,071  Lockup released; shares saleable under Rule 144, 144(k) or
                                     701
Thereafter.............   1,036,428  Restricted securities held for two years or less
Thereafter.............      19,533  Securities held for two years or less and not subject to
                                     180- day lockup

     In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 132,000 shares immediately after this Offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

     The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after this Offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

     The Company, its directors, executive officers, stockholders with registration rights and certain other stockholders have agreed pursuant to the Underwriting Agreement and other agreements that they will not sell any Common Stock without the prior consent of Montgomery Securities for a period of 180 days from the date of this Prospectus (the "180-day Lockup Period"), except that the Company may, without such consent, grant options and sell shares pursuant to the 1996 Plan, the Director Plan and the Purchase Plan.

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock subject to outstanding options or reserved for issuance under the 1996 Plan, the Director Plan and the Purchase Plan within 180 days after the date of this Prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

     Any employee or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus. As of September 30, 1996, the holders of options exercisable into approximately 230,566 shares of Common Stock will be eligible to sell their shares in reliance upon Rule 701 or pursuant to the Form S-8 upon the expiration of the 180-day Lockup Period.

     In addition, after this Offering, the holders of 3,726,373 shares of Common Stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), represented by Montgomery Securities and Donaldson, Lufkin & Jenrette Securities Corporation (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain terms and conditions precedent and that the Underwriters are committed to purchase all of such shares, if any are purchased.

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Montgomery Securities.....................................................
    Donaldson, Lufkin & Jenrette Securities Corporation.......................
                                                                                ---------
              Total...........................................................  2,500,000
                                                                                =========

     The Representatives have advised the Company that the Underwriters initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected
dealers a concession of not more than $          per share, and the Underwriters
may allow, and any such dealers may reallow, a concession of not more than
$          per share to certain other dealers. After the initial public offering, the price and concessions and reallowances to dealers may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,500,000 shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities, of the Securities Act, or will contribute to payments to the Underwriters may be required to make in respect thereof.

     Each director and officer of the Company and certain of other holders of Common Stock prior to this Offering, as well as certain other holders of options, warrants or other rights to purchase Common Stock, have agreed not to sell, offer to sell, or otherwise dispose of any rights with respect to any shares of Common Stock, any options or warrants to purchase Common Stock, or any securities convertible or exchangeable for Common Stock, owned directly by such holders or with respect to which they have power of disposition for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company has agreed not to sell, offer to sell, contract to sell or otherwise sell or dispose of any shares of Common Stock or any rights to acquire Common Stock, other than pursuant to the 1996 Plan, the Director Plan and the Purchase Plan, upon exercise of outstanding options and warrants, for a period of 180 days after the Effective Date without the prior consent of Montgomery Securities. See "Shares Eligible for Future Sale."

     In October 1996, Montgomery Associates, an affiliate of Montgomery Securities, purchased 84,545 shares of the Company's Series D Preferred Stock at a purchase price of $5.50 per share.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price will be determined through negotiations among the Company and the Representatives. Among the factors to be considered in such negotiations will be the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the present state of the Company's development, the prospects for future earnings of the Company, the prevailing market conditions at the time of this Offering, market valuations of publicly traded companies that the Company and the Representatives believe to be comparable to the Company, and other factors deemed relevant. See "Risk Factors -- No Prior Trading Market for Common Stock; Potential Volatility of Stock Price" and "Risk Factors -- Dilution."

                                 LEGAL MATTERS

     The validity of the issuance of shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, P.C. ("WSGR"), Palo Alto, California. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Palo Alto, California. As of the date of this Prospectus, Jeffrey D. Saper, a member of WSGR, is an Assistant Secretary of the Company and beneficially owns 4,550 shares of the Company's Preferred Stock.

                                    EXPERTS

     The consolidated financial statements of the Company as of March 31, 1995 and 1996 and September 30, 1996; for each of the years ended March 31, 1994, 1995 and 1996; and for the six months ended September 30, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 with respect to the shares of Common Stock offered hereby, of which this Prospectus forms a part. In accordance with the rules of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission as an exhibit to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                                   8X8, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................  F-2
Consolidated Balance Sheets...........................................................  F-3
Consolidated Statements of Operations.................................................  F-4
Consolidated Statements of Stockholders' Equity.......................................  F-5
Consolidated Statements of Cash Flows.................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of 8x8, Inc.

     The reincorporation described in Note 10 to the Consolidated Financial Statements has not been consummated at November 1, 1996. When it has been consummated, we will be in a position to furnish the following report:

     "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of 8x8, Inc. and its subsidiaries at March 31, 1995 and 1996 and September 30, 1996 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 and for the six-month period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

PRICE WATERHOUSE LLP
San Jose, California
[November 1, 1996, except for note 10, which is as of ________, 1996.]

                                   8X8, INC.

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                MARCH 31,
                                                            -----------------   SEPTEMBER 30,
                                                             1995      1996          1996
                                                            -------   -------   --------------     PRO FORMA
                                                                                                 SEPTEMBER 30,
                                                                                                      1996
                                                                                                 --------------
                                                                                                  (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...............................  $   890   $ 4,652      $  7,373         $  8,863
  Short-term investments..................................   10,433     5,241            89               89
  Accounts receivable, net................................    3,195     3,579         1,802            1,802
  Inventory...............................................    1,482     7,270         1,211            1,211
  Income taxes receivable.................................    2,241        --            --               --
  Prepaid expenses and other assets.......................      403       284           288              288
                                                            -------   -------       -------          -------
          Total current assets............................   18,644    21,026        10,763           12,253
  Property and equipment, net.............................    1,829     1,526         1,579            1,579
  Deposits and other assets...............................      171       515           514              514
                                                            -------   -------       -------          -------
                                                            $20,644   $23,067      $ 12,856         $ 14,346
                                                            =======   =======       =======          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................  $ 1,754   $ 5,581      $    388         $    388
  Accrued compensation....................................    1,204     1,779           926              926
  Accrued warranty........................................    1,057     1,058         1,234            1,234
  Other accrued liabilities...............................    1,132     1,741           953              953
  Income taxes payable....................................    1,514     1,534         1,534            1,534
                                                            -------   -------       -------          -------
          Total current liabilities.......................    6,661    11,693         5,035            5,035
                                                            -------   -------       -------          -------
Commitments and contingencies (Notes 4 and 5)
Minority interest.........................................       --        --            70               70
                                                            -------   -------       -------          -------
Stockholders' equity:
  Preferred stock $0.001 par value; 5,411,820 shares
     authorized actual; 5,000,000 shares authorized pro
     forma (unaudited)....................................
     Series A convertible preferred noncumulative stock,
       $0.001 par value; 1,260,000 shares issued and
       outstanding actual; none issued and outstanding pro
       forma (unaudited)..................................        1         1             1               --
     Series B convertible preferred noncumulative stock,
       $0.001 par value; 1,100,000 shares issued and
       outstanding actual; none issued and outstanding pro
       forma (unaudited)..................................        1         1             1               --
     Series C convertible preferred noncumulative stock,
       $0.001 par value; 681,820 shares issued and
       outstanding actual; none issued and outstanding pro
       forma (unaudited)..................................        1         1             1               --
     Series D convertible preferred noncumulative stock,
       $0.001 par value; 413,640 shares issued and
       outstanding actual; none issued and outstanding pro
       forma (unaudited)..................................       --        --             1               --
  Common stock, $0.001 par value; 40,000,000 shares
     authorized; 4,550,721, 4,782,021 and 6,968,975 shares
     issued and outstanding actual; 10,695,348 shares
     issued and outstanding pro forma (unaudited).........        5         5             7               11
  Additional paid-in capital..............................   10,547    11,155        14,520           16,010
  Notes receivable from stockholders......................       --        --        (1,078)          (1,078)
  Retained earnings/(accumulated deficit).................    3,428       211        (5,702)          (5,702)
                                                            -------   -------       -------          -------
          Total Stockholders' equity......................   13,983    11,374         7,751            9,241
                                                            -------   -------       -------          -------
                                                            $20,644   $23,067      $ 12,856         $ 14,346
                                                            =======   =======       =======          =======

   The accompanying notes are an integral part of these financial statements.

                                   8X8, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                SIX MONTHS ENDED
                                              YEAR ENDED MARCH 31,                SEPTEMBER 30,
                                         -------------------------------     -----------------------
                                          1994        1995        1996                        1996
                                         -------     -------     -------        1995         -------
                                                                             -----------
                                                                             (UNAUDITED)
Product revenues.......................  $34,401     $19,929     $20,691       $ 9,872       $ 8,323
Technology license revenues............       --          --       8,083         2,250         1,752
                                         -------     -------     -------       -------       -------
          Total revenues...............   34,401      19,929      28,774        12,122        10,075
Cost of product revenues...............   19,469      11,904      16,668         7,925         9,207
                                         -------     -------     -------       -------       -------
Gross profit...........................   14,932       8,025      12,106         4,197           868
                                         -------     -------     -------       -------       -------
Operating expenses:
  Research and development.............    6,540       8,107       7,714         3,997         3,992
  Selling, general and
     administrative....................    8,149       6,445       7,938         3,378         2,711
  Restructuring costs..................       --          --         603           603            59
                                         -------     -------     -------       -------       -------
          Total operating expenses.....   14,689      14,552      16,255         7,978         6,762
                                         -------     -------     -------       -------       -------
Income (loss) from operations..........      243      (6,527)     (4,149)       (3,781)       (5,894)
Other income, net......................      189         611         952            80           127
                                         -------     -------     -------       -------       -------
Income (loss) before taxes.............      432      (5,916)     (3,197)       (3,701)       (5,767)
Provision (benefit) for income taxes...      780         (35)         20            --           146
                                         -------     -------     -------       -------       -------
Net loss...............................  $  (348)    $(5,881)    $(3,217)      $(3,701)      $(5,913)
                                         =======     =======     =======       =======       =======
Pro forma net loss per share
  (unaudited)..........................                          $ (0.28)      $ (0.32)      $ (0.50)
                                                                 =======       =======       =======
Shares used in pro forma per share
  calculations (unaudited).............                           11,654        11,585        11,800
                                                                 =======       =======       =======

   The accompanying notes are an integral part of these financial statements.

                                   8X8, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                   PREFERRED STOCK
                      --------------------------------------------------------------------------
                          SERIES A           SERIES B           SERIES C           SERIES D         COMMON STOCK     ADDITIONAL
                      -----------------  -----------------  -----------------  -----------------  -----------------   PAID-IN
                       SHARES    AMOUNT   SHARES    AMOUNT   SHARES    AMOUNT   SHARES    AMOUNT   SHARES    AMOUNT   CAPITAL
                      ---------  ------  ---------  ------  ---------  ------  ---------  ------  ---------  ------  ----------
Balance at March 31,
  1993............... 1,260,000   $  1   1,100,000   $  1          --   $ --          --   $ --   4,579,189   $  5    $  3,009
Issuance of common
  stock upon exercise
  of options.........        --     --          --     --          --     --          --     --       4,983      1           7
Repurchase of common
  stock..............        --     --          --     --          --     --          --     --     (40,985)    (1)         (3)
Payment received on
  notes receivable
  from
  Stockholders.......        --     --          --     --          --     --          --     --          --     --          --
Net loss.............        --     --          --     --          --     --          --     --          --     --          --
                      ---------   ----   ---------   ----   ---------   ----   ---------   ----   ---------   ----     -------
Balance at March 31,
  1994............... 1,260,000      1   1,100,000      1          --     --          --     --   4,543,187      5       3,013
Issuance of common
  stock upon exercise
  of options.........        --     --          --     --          --     --          --     --      14,199     --          35
Repurchase of common
  stock..............        --     --          --     --          --     --          --     --      (6,665)    --          --
Issuance of Series C
  convertible
  preferred
  noncumulative
  stock..............        --     --          --     --     681,820      1          --     --          --     --       7,499
Net loss.............        --     --          --     --          --     --          --     --          --     --          --
                      ---------   ----   ---------   ----   ---------   ----   ---------   ----   ---------   ----     -------
Balance at March 31,
  1995............... 1,260,000      1   1,100,000      1     681,820      1          --     --   4,550,721      5      10,547
Issuance of common
  stock upon exercise
  of options.........        --     --          --     --          --     --          --     --     246,389      1         609
Repurchase of common
  stock..............        --     --          --     --          --     --          --     --     (15,089)    (1)         (1)
Net loss.............        --     --          --     --          --     --          --     --          --     --          --
                      ---------   ----   ---------   ----   ---------   ----   ---------   ----   ---------   ----     -------
Balance at March 31,
  1996............... 1,260,000      1   1,100,000      1     681,820      1          --     --   4,782,021      5      11,155
Issuance of common
  stock upon exercise
  of options.........        --     --          --     --          --     --          --     --   2,166,954      2       1,080
Issuance of common
  stock..............        --     --          --     --          --     --          --     --      20,000     --          10
Issuance of Series D
  convertible
  preferred
  non-cumulative
  stock..............        --     --          --     --          --     --     413,640      1          --     --       2,275
Net loss.............        --     --          --     --          --     --          --     --          --     --          --
                      ---------   ----   ---------   ----   ---------   ----   ---------   ----   ---------   ----     -------
Balance at September
  30, 1996........... 1,260,000   $  1   1,100,000   $  1     681,820   $  1     413,640   $  1   6,968,975   $  7    $ 14,520
                      =========   ====   =========   ====   =========   ====   =========   ====   =========   ====     =======


                          NOTES
                        RECEIVABLE
                           FROM      RETAINED
                       STOCKHOLDERS  EARNINGS   TOTAL
                       ------------  --------  -------
Balance at March 31,
  1993...............    $     (7)   $ 9,657   $12,666
Issuance of common
  stock upon exercise
  of options.........          --         --         8
Repurchase of common
  stock..............          --         --        (4)
Payment received on
  notes receivable
  from
  Stockholders.......           7         --         7
Net loss.............          --       (348 )    (348)
                           ------    -------   -------
Balance at March 31,
  1994...............          --      9,309    12,329
Issuance of common
  stock upon exercise
  of options.........          --         --        35
Repurchase of common
  stock..............          --         --        --
Issuance of Series C
  convertible
  preferred
  noncumulative
  stock..............          --         --     7,500
Net loss.............          --     (5,881 )  (5,881)
                           ------    -------   -------
Balance at March 31,
  1995...............          --      3,428    13,983
Issuance of common
  stock upon exercise
  of options.........          --         --       610
Repurchase of common
  stock..............          --         --        (2)
Net loss.............          --     (3,217 )  (3,217)
                           ------    -------   -------
Balance at March 31,
  1996...............          --        211    11,374
Issuance of common
  stock upon exercise
  of options.........      (1,078)        --         4
Issuance of common
  stock..............          --         --        10
Issuance of Series D
  convertible
  preferred
  non-cumulative
  stock..............          --         --     2,276
Net loss.............          --     (5,913 )  (5,913)
                           ------    -------   -------
Balance at September
  30, 1996...........    $ (1,078)   $(5,702 ) $ 7,751
                           ======    =======   =======

   The accompanying notes are an integral part of these financial statements.

                                   8X8, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                 SIX MONTHS ENDED
                                                    YEAR ENDED MARCH 31,           SEPTEMBER 30,
                                                 ---------------------------   ---------------------
                                                  1994      1995      1996                    1996
                                                 -------   -------   -------      1995       -------
                                                                               -----------
                                                                               (UNAUDITED)
Cash flows from operating activities:
  Net loss.....................................  $  (348)  $(5,881)  $(3,217)    $(3,701)    $(5,913)
  Adjustments to reconcile net loss to net cash
     provided by (used in) operating
     activities:
     Depreciation and amortization.............    1,091     1,000       775         300         412
     Loss on disposition of capital
       equipment...............................       --        --       541         541          --
     Deferred income taxes.....................      287     1,905        --          --          --
     Other.....................................       --        --        --          --          18
     Changes in assets and liabilities:
       Accounts receivable, net................       96       663      (384)        577       1,777
       Inventory...............................    1,172     3,264    (5,788)        126       6,059
       Income taxes receivable.................       --    (2,241)    2,241       2,241          --
       Prepaid expenses and other assets.......      322       114       175        (635)         (3)
       Accounts payable........................   (1,389)   (1,704)    3,827         100      (5,193)
       Accrued compensation....................      194       133       575        (193)       (853)
       Accrued warranty........................     (267)     (641)        1        (452)        176
       Other accrued liabilities...............   (1,960)     (891)      609          57        (788)
       Income taxes payable....................    1,081       185        20          --          --
                                                 -------   -------   -------     -------     -------
          Net cash provided by (used in)
            operating activities...............      279    (4,094)     (625)     (1,039)     (4,308)
                                                 -------   -------   -------     -------     -------
Cash flows from investing activities:
  Acquisitions of property and equipment.......     (451)   (1,492)   (1,013)       (136)       (465)
  Proceeds from the sale of equipment..........       --       138        --          --          --
  Sales of short-term investments -- available
     for sale..................................    5,442    16,681    21,711      11,464       5,168
  Purchases of short-term
     investments -- available for sale.........       --   (27,114)  (16,583)     (9,268)         --
  Sales of short-term investments -- trading...       --        --    11,216          62          25
  Purchases of short-term
     investments -- trading....................       --        --   (11,152)       (113)        (41)
  Purchase of other investments................       --        --      (400)         --          --
                                                 -------   -------   -------     -------     -------
          Net cash provided by (used in)
            investing activities...............    4,991   (11,787)    3,779       2,009       4,687
                                                 -------   -------   -------     -------     -------
Cash flows from financing activities:
  Proceeds from issuance of convertible
     preferred non-cumulative stock, net.......       --     7,500        --          --       2,276
  Proceeds from issuance of common stock,
     net.......................................        4        35       608          36          14
  Payments received on stockholders' notes
     receivable................................        7        --        --          --          --
  Proceeds from minority interest in
     subsidiary................................       --        --        --          --          52
                                                 -------   -------   -------     -------     -------
          Net cash provided by financing
            activities.........................       11     7,535       608          36       2,342
                                                 -------   -------   -------     -------     -------
Net increase (decrease) in cash and cash
  equivalents..................................    5,281    (8,346)    3,762       1,006       2,721
Cash and cash equivalents beginning of
  period.......................................    3,955     9,236       890         890       4,652
                                                 -------   -------   -------     -------     -------
Cash and cash equivalents end of period........  $ 9,236   $   890   $ 4,652     $ 1,896     $ 7,373
                                                 =======   =======   =======     =======     =======

   The accompanying notes are an integral part of these financial statements.

                                   8X8, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

     8x8, Inc. (the Company or 8x8) was incorporated in California in February 1987 as Integrated Information Technology, Inc. and formally changed its name to 8x8, Inc. on April 5, 1996. The Company develops, manufactures, and markets high-performance multimedia processors focusing on highly integrated silicon compression and decompression devices for video phones and video conferencing.

FISCAL YEAR

     The Company's fiscal year ends on the Thursday closest to March 31. Prior to the fiscal year ended March 28, 1996, the Company's fiscal year ended on March 31. The six month periods ended September 26 each included 26 weeks of operations. For purposes of these consolidated financial statements, the Company has indicated its fiscal year as ending on March 31 and its interim periods as ending on September 30.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

USE OF ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Revenues from product sales to equipment manufacturers and other end users are recognized upon shipment. Technology license revenues are generally recognized upon the delivery of the licensed technology provided no significant future obligations exist and collection is probable. Revenues generated by sales to distributors under agreements allowing certain rights of return are deferred for financial reporting purposes until the products are sold by the distributors. Revenues generated by sales to distributors when no rights of return exist are recognized upon shipment.

CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

     The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

     Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115) "Accounting for Certain Investments in Debt and Equity Securities." The cumulative effect as of April 1, 1994, of adopting SFAS 115 was immaterial. On March 31, 1996 and September 30, 1996, the Company classified its investments subject to SFAS 115 either as available-for-sale or as trading. On March 31, 1995, the Company's investments were classified as available-for-sale. The cost of the Company's investments are determined based on specific identification. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, if any, recorded as a separate component of stockholders' equity. At March 31, 1995 and 1996, the fair value of the Company's investments classified as available-for-sale approximated cost. The investments classified as trading are reported at fair value with realized and unrealized gains and losses from investments subject to SFAS 115 being reported in

                                   8X8, INC.

the statement of operations. At March 31, 1996 and September 30, 1996, the fair value of the Company's investments classified as trading approximated cost. Realized and unrealized gains and losses were immaterial for the years ended March 31, 1995 and 1996 and the six months ended September 30, 1996. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates the classification at each reporting date. At March 31, 1995 and 1996, the Company's investments were primarily comprised of commercial paper with a maturity of less than 12 months. The cost and fair value of investments classified as trading were not material at March 31, 1996 and September 30, 1996.

INVENTORY

     Inventory is stated at the lower of standard cost, which approximates actual cost, using the first-in, first-out method or market.

NONMARKETABLE EQUITY INVESTMENTS

     Nonmarketable equity investments of less than 20% of the investee's outstanding voting stock are accounted for on the cost method, because the Company does not have an ability to significantly influence the operating and financial policies of the investees. Loss resulting from impairment in the value of investments which is other than a temporary decline is recorded in the period in which such loss occurs.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method, based upon the shorter of the estimated useful lives, ranging from three to five years, or the lease term of the respective assets as follows:

    Machinery and computer equipment..........  3 years
    Furniture and fixtures....................  5 years
    Licensed software.........................  3 years
    Leasehold improvements....................  shorter of lease term or useful life of the asset

WARRANTY EXPENSE

     The Company provides for the estimated cost which may be incurred under its product warranties upon revenue recognition.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

     Research and development costs are charged to operations as incurred. Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. The Company defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized, if material. To date, all software development costs have been expensed as incurred.

FOREIGN CURRENCY TRANSLATION

     The U.S. dollar is the functional currency of the Company's foreign subsidiary. Exchange gains and losses resulting from transactions denominated in currencies other than the U.S. dollar are included in the results of operations for the year. To date, such amounts have not been material. Total assets of the Company's foreign subsidiary were $247,000, $320,000, $479,000, and $335,000 as of March 31, 1994, 1995 and 1996 and September 30, 1996, respectively. The Company does not undertake any foreign currency hedging activities.

                                   8X8, INC.

INCOME TAXES

     Income taxes are accounted for using the asset and liability approach. Under the asset and liability approach, a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributed to temporary differences and carry forwards. The deferred tax assets are reduced, if necessary, by the amount of benefits that, based on available evidence, are not expected to be realized.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade accounts receivable. The Company places its cash, cash equivalents and short-term investments primarily in market rate accounts, certificates of deposit, U.S. Treasury bonds and commercial paper. The Company, by policy, limits the amount of credit exposure for cash and cash equivalents to any one financial institution and to any one debt or equity instrument. The Company sells its products to original equipment manufacturers and distributors throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. At March 31, 1996 three customers accounted for 26%, 18% and 11% of accounts receivable. At September 30, 1996 two customers accounted for 36% and 12% of accounts receivable.

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     Pro forma net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the periods assuming the conversion of all shares of the Company's Convertible Preferred Stock into Common Stock which will occur upon the consummation of the offering. Pursuant to the requirements of the Securities and Exchange Commission, common equivalent shares relating to preferred stock (using the if-converted method) and stock options (using the treasury stock method and assuming an initial public offering price of $9 per share) issued subsequent to September 30, 1995 have been included in the computations for all periods presented.

     Historical net loss per share data has not been presented since such amounts are not deemed to be meaningful due to the significant change in the Company's capital structure which will occur in connection with the offering.

PRO FORMA BALANCE SHEET (UNAUDITED)

     During October 1996, the Company issued 270,913 shares of Series D convertible preferred stock and received cash of approximately $1,490,000 (see
Note 10). If the offering contemplated by this prospectus (the "Offering") is consummated, all shares of convertible preferred stock outstanding at the closing date will automatically convert into an aggregate of 3,726,373 shares of Common Stock.

     The pro forma effect of the above mentioned transactions has been reflected in the accompanying unaudited pro forma balance sheet as of September 30, 1996.

INTERIM RESULTS (UNAUDITED)

     The accompanying statements of operations and of cash flows for the six months ended September 30, 1995 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim period. The data disclosed in these notes to consolidated financial statements related to this period are unaudited.

                                   8X8, INC.

NOTE 2 -- BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                                 MARCH 31,        SEPTEMBER
                                                             -----------------       30,
                                                              1995      1996        1996
                                                             -------   -------   -----------
    Accounts receivable:
      Accounts receivable..................................  $ 3,592   $ 4,099     $ 2,248
         Less: allowance for doubtful accounts.............     (397)     (520)     (446)
                                                             -------   -------     -------
                                                             $ 3,195   $ 3,579     $ 1,802
                                                             =======   =======     =======
    Inventories:
      Raw materials........................................  $   216   $   262     $   140
      Work-in-process......................................      578     6,231       784
      Finished goods.......................................      688       777       287
                                                             -------   -------     -------
                                                             $ 1,482   $ 7,270     $ 1,211
                                                             =======   =======     =======
    Property and equipment:
      Machinery and computer equipment.....................  $ 4,073   $ 4,005     $ 3,751
      Furniture and fixtures...............................      703       729       750
      Licensed software....................................    1,521     1,782      2,156
      Leasehold improvements...............................      499       532       554
                                                             -------   -------     -------
                                                               6,796     7,048      7,211
      Less: accumulated depreciation and amortization......   (4,967)   (5,522)    (5,632)
                                                             -------   -------     -------
                                                             $ 1,829   $ 1,526     $ 1,579
                                                             =======   =======     =======

NOTE 3 -- TRANSACTIONS WITH RELATED PARTIES:

     During fiscal 1995, the Company issued 681,820 shares of Series C Preferred Stock to a major semiconductor manufacturer for $11.00 per share (see Note 6). This transaction resulted in the other company obtaining a seat on 8x8's Board of Directors. In addition, the Company entered into three agreements with this company. Two of these agreements involved the joint development and production of specific products and the third was a supply agreement under which 8x8 had reserved a specific level of production capacity at the other company's fabrication facilities and was obligated to make certain minimum purchases on a monthly basis. All three agreements were terminated by mutual agreement between the parties in fiscal 1996. The Company recognized, during fiscal 1995, contract revenue and related costs under these agreements of $294,000 and $229,000, respectively. Also, the Company purchased $868,000 in inventory from this stockholder during 1995. Accounts receivable from this stockholder were $252,000 at March 31, 1995.

     During the years ended March 31, 1995 and 1996 and the six months ended September 30, 1996, the Company's product revenues included $897,000, $2,037,000 and $959,000, respectively, in sales to a company which is one of the Company's stockholders. An executive of this company is also on the Company's Board of Directors. Accounts receivable from this stockholder aggregated $245,000, $628,000 and $140,000 at March 31, 1995 and 1996 and September 30, 1996,
respectively.

     During the years ended March 31, 1994 and 1995, the Company sold $3,258,000 and $795,000, respectively, of product to one of its stockholders. The stockholder is also the guarantor of the Company's facility lease (see Note 5).

     During fiscal 1994, the Company paid $940,000 to two related entities 100% owned by a founder and officer of the Company for various marketing, sales and distribution and research and development activities undertaken on behalf of the Company. Besides providing certain marketing and research and development services to 8x8, these entities did not have any other operations or activities. At March 31, 1994, the Company

                                   8X8, INC.

purchased all assets and assumed all liabilities of these companies at a nominal purchase price of $1. The assets acquired and liabilities assumed were not material to the Company.

     During fiscal 1996, the Company licensed certain technologies to a privately held entity founded by one of 8x8's former officers, in exchange for $600,000 in cash and 10% ownership of this entity. This entity was subsequently acquired by another entity and the Company received $727,000 for its 10% interest. The gain on sale of the stock has been included in other income, net during fiscal 1996.

     During fiscal 1996, the Company licensed certain technologies to a privately held semiconductor company founded by another of 8x8's former officers, in exchange for $1,000,000 in cash and 10% ownership in that company.

     During fiscal 1996, the Company acquired for cash approximately 14% of the outstanding voting stock of a privately held company. The Company is accounting for this investment on the cost method.

     In April 1996, the Company and certain of its employees formed VidUs, Inc. ("VidUs"). The Company paid $158,000 for a 75% ownership in VidUs and the employees paid $52,000 for a 25% ownership. VidUs is engaged in the design of integrated camera and video compression solutions. VidUs has been consolidated in the Company's financial statements since inception.

NOTE 4 -- INCOME TAXES:

     Income (loss) before income taxes includes $50,000, $62,000, $51,000, and $31,000 of income of a foreign subsidiary for the fiscal years ended March 31, 1994, 1995 and 1996 and the six months ended September 30, 1996, respectively. The components of the consolidated provision (benefit) for income taxes consisted of the following (in thousands):

                                                                                   SIX MONTHS
                                                   YEARS ENDED MARCH 31,              ENDED
                                              -------------------------------     SEPTEMBER 30,
                                               1994        1995        1996           1996
                                              -------     -------     -------     -------------
    Current:
      Federal...............................  $   170     $(1,962)    $    --       $      --
      State.................................       14          --          --              --
      Foreign...............................       19          22          20             146
                                                 ----     -------         ---            ----
                                                  203      (1,940)         20             146
                                                 ----     -------         ---            ----
    Deferred:
      Federal...............................      (49)      1,905          --              --
      State.................................      626          --          --              --
                                                 ----     -------         ---            ----
                                                  577       1,905          --              --
                                                 ----     -------         ---            ----
                                              $   780     $   (35)    $    20       $     146
                                                 ====     =======         ===            ====

                                   8X8, INC.

     Deferred tax assets are comprised of the following (in thousands):

                                                              MARCH 31,           SEPTEMBER
                                                         -------------------         30,
                                                          1995        1996          1996
                                                         -------     -------     -----------
    Deferred revenue...................................  $   324     $    85      $       79
    Inventory reserves.................................    1,291       1,543           1,102
    Section 263A adjustments...........................       61         292              95
    Provision for doubtful accounts....................      168         220             177
    Warranty reserve...................................      223         449             488
    Research and development...........................      957       1,200           1,270
    NOL carry forwards.................................       --         594           3,038
    Other..............................................      331         386             705
                                                         -------     -------       -------
                                                           3,355       4,769           6,954
    Valuation allowance................................   (3,355)     (4,769)        (6,954)
                                                         -------     -------       -------
              Total....................................  $    --     $    --      $       --
                                                         =======     =======       =======

     Based on factors which include the lack of significant history of recent profits, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, and the lack of carryback capacity to realize these assets, the weight of available evidence indicates that it is more likely than not that it will not be able to realize its deferred tax assets and thus a full valuation allowance has been recorded at September 30, 1996.

     At September 30, 1996, the Company had approximately $7,500,000 of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income; such carryforwards expire at various dates beginning 2011. In addition, at September 30, 1996, the Company had research and development credit carryforwards for federal and state tax reporting purposes of approximately $446,000 and $824,000, respectively, which begin expiring in 2010. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses and credits that can be carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. As of September 30, 1996, the net operating loss carry forwards of the Company were not subject to any material annual limitations.

     A reconciliation of the tax provision (benefit) to the amounts computed using the statutory U.S. federal income tax rate of 34% is as follows (in thousands):

                                                                                  SIX MONTHS
                                                                                     ENDED
                                                       YEARS ENDED MARCH 31,       SEPTEMBER
                                                    ---------------------------       30,
                                                     1994      1995      1996        1996
                                                    -------   -------   -------   -----------
    Provision (benefit) at statutory rate.........  $   147   $(2,012)  $(1,087)     $(1,988)
    State income taxes before valuation allowance,
      net of federal benefit......................       24      (328)     (177)        (143)
    Research and development credits..............     (591)     (366)     (243)         (70)
    Valuation allowance...........................    1,048     2,307     1,414         2,185
    Other.........................................      152       364       113           162
                                                     ------   -------   -------       -------
    Provision (benefit) for income taxes..........  $   780   $   (35)  $    20    $      146
                                                     ======   =======   =======       =======

     The Internal Revenue Service (the "IRS") is currently conducting an examination of the Company's federal income tax return for the fiscal year ended March 31, 1992. In August 1995, the IRS asserted a deficiency against the Company for the taxable year 1992 in the amount of approximately $1,365,000, together

                                   8X8, INC.

with a penalty in the amount of approximately $273,000 plus accrued interest. The Company has filed an appeal challenging the assessment. The outcome of this matter cannot be predicted. Additionally, the IRS has requested information related to the Company's federal tax returns for fiscal year 1995.

NOTE 5 -- LEASES AND OTHER COMMITMENTS:

LEASES

     The Company leases its facility under a non-cancelable operating lease agreement. This agreement provides for annual increments of rent in predetermined amounts, requires the Company to pay property taxes, insurance and normal maintenance costs and expires in December 1997 with an option to extend the lease for an additional five-year period. The lease has been partially guaranteed by a corporate stockholder of the Company.

     For accounting purposes, the rent expense for the facility lease is based on straight-line amortization of the total minimum payments required over the lease term. Rent expense so recognized before its payment due date amounted to $265,000, $192,000 and $145,000 at March 31, 1995 and 1996 and September 30,
1996, respectively, and is included in "Other accrued liabilities."

     Future minimum lease payments under this non-cancelable operating lease (inclusive of the aforementioned deferred rent) as of September 30, 1996 are as follows (in thousands):

    YEAR ENDING MARCH 31,
    ---------------------------
    1997........................................................................  $  412
    1998........................................................................     612
                                                                                  ------
    Total minimum payments......................................................  $1,024
                                                                                  ======

     Rent expense for all operating leases for the years ended March 31, 1994, 1995 and 1996 and the six months ended September 30, 1996 was $574,000, $776,000, $767,000 and $356,000, respectively.

OTHER COMMITMENTS

     As of March 31, 1996, the Company had an outstanding letter of credit in the amount of $435,000 which expired on August 15, 1996 and was secured by certain of the Company's short-term investments.

NOTE 6 -- STOCKHOLDERS' EQUITY:

PREFERRED STOCK

     As of September 30, 1996 the Company had issued 3,455,460 shares of non-cumulative, convertible preferred stock, of which 1,260,000 shares, 1,100,000 shares, 681,820 and 413,640 shares have been designated as Series A, B, C and D, respectively. The Series A, B, C and D preferred stock were sold for $0.50, $2.00, $11.00 and $5.50 per share, respectively, representing fair market value of the stock at the date of issuance, as determined by the Board of Directors.

     Each share of preferred stock is convertible into one share of common stock, subject to adjustment for dilution, and will be automatically converted into common stock in the event of the closing of an underwritten public offering of at least $5,000,000. The preferred stock has voting rights equal to common stock on an as-if converted basis.

     Holders of the Series A, B, C and D preferred stock are entitled to receive noncumulative dividends at a rate of $0.05, $0.20, $1.10 and $0.55 per share per annum, respectively, when and as declared by the Board of Directors, prior to payment of dividends on common stock.

                                   8X8, INC.

     In the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, holders of the Series A, B, C and D preferred stock shall be entitled to receive $0.50, $2.00, $11.00 and $5.50 per share, respectively, plus any declared but unpaid dividends, prior to any distribution to the holders of common stock. To date, no dividends have been declared.

     The Company has reserved 3,455,460 shares of its common stock for issuance upon conversion of the outstanding preferred stock.

1987 INCENTIVE STOCK PLAN

     In 1987, the Company adopted an Incentive Stock Plan (the 1987 Plan) which was subsequently terminated by the Board of Directors in January 1992. The Company had reserved 2,962,000 shares of its common stock for issuance under the 1987 Plan. The 1987 Plan provided for grants of stock purchase rights at prices equal to the fair market value of stock as determined by the Company's Board of Directors. Stock purchase rights granted under the plan generally vested over five years. During the years ended March 31, 1994, 1995 and 1996, unvested shares aggregating 40,985, 6,665 and 15,089, respectively, were repurchased at prices ranging from $0.10 to $0.40 per share. In January 1992, on termination, all unissued shares under the 1987 Plan were canceled. At September 30, 1996, all shares of common stock purchased under the 1987 Plan were fully vested.

1992 STOCK OPTION PLAN

     In January 1992, the Board of Directors adopted the 1992 Stock Option Plan (the 1992 Plan) and reserved 1,000,000 shares of the Company's common stock for issuance under this plan. In August 1994, the Board of Directors authorized an increase in the number of shares of the common stock reserved for issuance under the 1992 Plan to 2,000,000 shares. The 1992 Plan provides for granting incentive and non-statutory stock options to employees at prices equal to the fair market value of stock at the grant dates as determined by the Company's Board of Directors. Options generally vest over periods ranging from two to four years. Vesting for certain options accelerates, if certain predefined milestones are met. The following is a summary of the activity under the 1992 Stock Option Plan during the fiscal years ended March 31, 1994, 1995 and 1996 and the six months ended September 30, 1996:

                                                       OPTIONS     SHARES SUBJECT     EXERCISE
                                                      AVAILABLE      TO OPTIONS        PRICE
                                                      FOR GRANT     OUTSTANDING      PER SHARE
                                                      ----------   --------------   ------------
    Balance at March 31, 1993.......................     381,167        616,550      $1.00-$2.50
    Granted.........................................    (226,800)       226,800            $2.50
    Exercised.......................................          --         (4,983)     $1.00-$2.50
    Returned to plan................................      51,017        (51,017)     $1.00-$2.50
                                                      -----------   -----------      -----------
    Balance at March 31, 1994.......................     205,384        787,350      $1.00-$2.50
    Increase in options available for grant.........   1,000,000             --
    Granted.........................................    (423,367)       423,367            $2.50
    Exercised.......................................          --        (14,199)           $2.50
    Returned to plan................................      98,168        (98,168)     $1.00-$2.50
                                                      -----------   -----------      -----------
    Balance at March 31, 1995.......................     880,185      1,098,350      $1.00-$2.50
    Granted.........................................  (1,422,550)     1,422,550            $2.50
    Exercised.......................................          --       (203,264)     $1.00-$2.50
    Returned to plan................................     861,879       (861,879)     $1.00-$2.50
                                                      -----------   -----------      -----------
    Balance at March 31, 1996.......................     319,514      1,455,757      $1.00-$2.50
    Granted.........................................  (1,662,112)     1,662,112      $0.50-$2.50
    Exercised.......................................          --         (9,907)     $0.50-$2.50
    Returned to plan................................   1,725,887     (1,725,887)     $0.50-$2.50
                                                      -----------   -----------      -----------
    Balance at September 30, 1996...................     383,289      1,382,075            $0.50
                                                      ===========   ===========      ===========
    Options exercisable at September 30, 1996.......          --        223,114            $0.50

                                   8X8, INC.

KEY PERSONNEL OPTION PLAN

     In July 1995, the Board of Directors adopted the Key Personnel Option Plan (the Key Personnel Plan) and reserved 2,000,000 shares of the Company's common stock for issuance under this plan. The 1995 Key Personnel Plan provides for granting incentive and non-statutory stock options to Officers of the Company at prices equal to fair market value of stock at the grant dates as determined by the Company's Board of Directors. Options generally vest over periods ranging from two to four years. Vesting for certain options accelerates if certain predefined milestones are met. The following is a summary of the activity under the Key Personnel Stock Option Plan since inception:

                                                       OPTIONS     SHARES SUBJECT     EXERCISE
                                                      AVAILABLE      TO OPTIONS        PRICE
                                                      FOR GRANT     OUTSTANDING      PER SHARE
                                                      ----------   --------------   ------------
    Adoption of plan................................   2,000,000             --            $2.50
    Granted.........................................  (1,551,000)     1,551,000            $2.50
    Exercised.......................................          --        (43,125)           $2.50
    Returned to plan................................     402,875       (402,875)           $2.50
                                                      ----------     ----------      -----------
    Balance at March 31, 1996.......................     851,875      1,105,000            $2.50
    Increase in options available for grant.........     200,000             --            $0.50
    Granted.........................................  (2,206,800)     2,206,800      $0.50-$2.50
    Exercised.......................................          --     (2,156,800)           $0.50
    Returned to plan................................   1,155,000     (1,155,000)           $2.50
                                                      ----------     ----------      -----------
    Balance at September 30, 1996...................          75             --               --
                                                      ==========     ==========      ===========

     At September 30, 1996, approximately 1,516,000 shares issued under this plan were not vested.

     In June 1996, in connection with restructuring of the Company's operations, the Board of Directors approved a proposal under which employees could elect to cancel their options in exchange for grants of new options with exercise price of $0.50, which was the fair value of the Company's common stock at that time. The Company has obtained an independent appraisal to support the June 1996 fair market value determination of $0.50 by the Board of Directors. Options for the purchase of approximately 2,467,000, shares of the 1992 Plan and the Key Personnel Plan were canceled in exchange for newly issued options to purchase an equal number of shares.

1996 STOCK PLAN

     In June 1996, the Board of Directors adopted the 1996 Stock Plan (the 1996
Plan) and reserved 1,000,000 shares of the Company's common stock for issuance. This amount is to be increased annually on the first day of each of the Company's fiscal years commencing November 1, 1997 in an amount equal to 5% of the Company's common stock issued and outstanding at the end of the immediately preceding fiscal year subject to certain maximum limitations. The 1996 Plan provides for granting incentive and nonstatutory stock options to employees at prices equal to the fair market value of the stock at the grant dates as determined by

                                   8X8, INC.

the Company's Board of Directors. Options generally vest over a period of not more than five years. The following is a summary of the activity of the 1996 Plan during the six months ended September 30, 1996:

                                                                      SHARES        EXERCISE
                                                       OPTIONS        SUBJECT        PRICE
                                                      AVAILABLE     TO OPTIONS        PER
                                                      FOR GRANT     OUTSTANDING      SHARE
                                                      ---------     -----------     --------
    Adoption of plan................................  1,000,000         --             --
    Granted.........................................   (171,150)      171,150        $0.50
    Exercised.......................................         --        (247)         $0.50
    Returned to plan................................      9,191       (9,191)        $0.50
                                                      ---------       -------        -----
    Balance at September 30, 1996...................    838,041       161,712        $0.50
                                                      =========       =======        =====
    Options exercisable at September 30, 1996.......         --        7,452         $0.50

1996 DIRECTOR OPTION PLAN

     The Company's 1996 Director Option Plan (the Director Plan) was adopted in June 1996 and will become effective upon the closing of an initial public offering. A total of 150,000 shares of common stock have been reserved for issuance under the Director Plan. The Director Plan provides for the grant of nonstatutory stock options to certain nonemployee directors of the Company (Outside Directors). The Director Plan provides that each Outside Director shall be granted a nonstatutory stock option to purchase 16,000 shares of common stock on the date upon which such person first becomes an Outside Director or, if later, on the effective date of the Director Plan. Thereafter, each Outside Director shall be automatically granted an option to purchase 4,000 shares of common stock on the date such Outside Director is reelected to the Board of Directors, if on such date, such Outside Director shall have served on the Company's Board of Directors for at least six months. The Director Plan provides that each option shall become exercisable in monthly installments over a period of one year from the date of grant. The exercise price per share of all options granted under the Director Plan shall be equal to the fair market value of a share of the Company's common stock on the date of grant. Options granted to Outside Directors under the Director Plan have a ten year term, or shorter upon termination of an Outside Director's status as a director. If not terminated earlier, the Director Plan will have a term of ten years.

1996 EMPLOYEE STOCK PURCHASE PLAN

     The Company's 1996 Stock Purchase Plan (the Purchase Plan) was adopted in June 1996 and will become effective upon the closing of an initial public offering. Under the Purchase Plan a total of 500,000 shares of common stock have been reserved for issuance to participating employees who meet eligibility requirements.

     The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's base compensation, including commissions, bonuses and overtime, at a price equal to 85% of the fair market value of the common stock at the beginning of each offering period or the end of a six month purchase period, whichever is lower. In the event of a merger of the Company with or into another corporation or the sale of all or substantially all of the assets of the Company, the Purchase Plan provides that a new exercise date shall be set for each option under the plan which exercise date shall occur before the date of the merger or asset sale.

CERTAIN PRO FORMA DISCLOSURES

     The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based

                                   8X8, INC.

Compensation" which established a fair value based method of accounting for employee stock option plans. Had compensation cost for the Company's option plans been determined based on the fair value at the grant dates, as prescribed in FAS 123, the Company's net loss and pro forma net loss per share would have been as follows:

                                                                                 SIX MONTHS
                                                                YEAR ENDED          ENDED
                                                                 MARCH 31,      SEPTEMBER 30,
                                                                   1996             1996
                                                                -----------     -------------
    Net loss:
      As reported.............................................  $(3,217,000)     $ (5,913,000)
      Pro forma...............................................   (3,517,000)       (6,248,000)
    Pro forma net loss per share:
      As reported.............................................  $     (0.28)     $      (0.50)
      Adjusted pro forma......................................        (0.30)            (0.52)

     For the purposes of above noted FAS 123 pro forma disclosures the fair value of each option grant has been estimated on the date of grant using the minimum value method with the following assumptions used for grants during the applicable period: dividend yield of 0.0% for both periods: risk-free interest rates of 5.1% to 6.7% for options granted during the year ended March 31, 1996 and 5.7% to 6.5% for options granted during the six months ended September 30, 1996; and a weighted average expected option term of five years for both periods.

     Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph and, because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects on reported net loss for future years.

NOTE 7 -- EMPLOYEE BENEFITS PLANS:

401(K) SAVINGS PLAN

     In April 1991, the Company adopted a 401(k) savings plan ("Savings Plan") covering substantially all of its U.S. employees. Under the Savings Plan, eligible employees may contribute up to the maximum allowed by the IRS from their compensation to the Savings Plan with the Company matching participants' contributions up to $300 per employee per year at a dollar for dollar rate of the employee contribution. The Company matching vests over 3 years. To date, the Company's contributions have not been material.

PROFIT SHARING PLAN

     In July 1995, the Company's Board of Directors approved a profit sharing plan which provides for additional compensation to all employees of the Company based on quarterly income before income taxes. The profit sharing plan is effective beginning in fiscal 1996 and provides for payments of up to 15% of total quarterly income before income taxes. Additionally the plan provides for payment of certain discretionary bonuses based on criterion established by management. Charges related to this plan were not material for the fiscal year ended March 31, 1996 or the six months ended September 30, 1996.

NOTE 8 -- GEOGRAPHIC AREA AND SIGNIFICANT CUSTOMER INFORMATION:

     The Company's export sales to Europe represented 21%, 26%, 17% and 23% of total revenues in fiscal years 1994, 1995, 1996 and the six months ended September 30, 1996. The Company's export sales to the Asia Pacific region represented less than 10% of total revenues in 1994, 14% of total revenues in 1995, 32% of total revenues in 1996, and 39% of total revenues in the six months ended September 30, 1996.

                                   8X8, INC.

     Product sales to two different customers accounted for approximately 23% and 13%, of the Company's total revenues for the years ended March 31, 1994 and 1995, respectively. During the year ended March 31, 1996 and the six months ended September 30, 1996 product sales to no customer accounted for 10% or more of the Company's total revenues. License revenues from two different customers accounted for approximately 24% and 10% of the Company's total revenues for the year ended March 31, 1996 and the six months ended September 30, 1996, respectively.

NOTE 9 -- RESTRUCTURING COSTS:

     During fiscal 1996, the Company recorded restructuring charges resulting from the Company's decision to reduce the scope of its research and development activities by eliminating certain product development efforts. The restructuring costs related primarily to a write off of equipment associated with the terminated development efforts.

     During fiscal 1997, the Company recorded an additional charge for restructuring its operations by reducing its workforce by approximately 25%. As of September 30, 1996, the Company's restructuring actions were fully completed and there were no outstanding restructuring cost accruals.

NOTE 10 -- SUBSEQUENT EVENTS:

     During October 1996, the Company issued an additional 270,913 shares of Series D Preferred Stock for cash proceeds of approximately $1,490,000.

DELAWARE REINCORPORATION

     On October 21, 1996, the Company's Board of Directors, subject to stockholder approval, authorized the reincorporation of the Company in Delaware and the associated exchange of each series of stock of the predecessor company into 1 share of each corresponding series of stock of the Delaware successor.

     The Board of Directors also approved that effective upon the closing of the initial public offering, the Company will be authorized to issue five million shares of undesignated Preferred Stock, and the Board of Directors will have the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

     The reincorporation will occur prior to the completion the Company's initial public offering. These financial statements have been prepared giving effect to the reincorporation for all periods presented.

                      APPENDIX -- DESCRIPTION OF GRAPHICS

OUTSIDE FRONT COVER

     Graphic: 8x8, Inc. logo.

INSIDE FRONT COVER

     The graphic heading reads "Silicon, software and systems for video conferencing." Underneath this heading, and to the left, there is a picture of a prototype of the Company's VideoCommunicator product, the VC100, currently under development. To the right of this picture is the following text: "8x8 is developing a family of VideoCommunicator products. The initial VideoCommunicator, the VC100, is compliant with the H.324 standard for POTS video telephony and connects to a television and touch-tone phone to add video to an otherwise normal telephone call." Underneath the heading, and to the right, there is a picture of the Company's VCP and LVP semiconductor products. To the left of this picture is the following text: "8x8's video compression semiconductors combine, on a single chip, a RISC microprocessor, a digital signal processor, specialized video processing circuitry, static RAM memory and proprietary software to perform the real time compression and decompression of video and audio information and establish and maintain network connections in a manner consistent with international standards for video telephony." Underneath this picture on the left are two pictures demonstrating the use of the Company's planned VideoCommunicator product, the VC100 with a man at one location and a man and woman at the other location. Underneath the picture on the right are two pictures demonstrating the use of video conferencing products.

     Underneath these four pictures is the following text: "8x8, Inc. designs, develops and markets highly integrated, proprietary video compression semiconductors and associated software to manufacturers of corporate video conferencing systems. To address new opportunities, the Company intends to leverage its strengths in semiconductor design and related software by introducing video conferencing systems for the consumer market."

OUTSIDE BACK COVER

     Graphic: 8x8, Inc. logo.

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the Common Stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee.

                                                                             AMOUNT TO BE
                                                                               PAID BY
                                                                              REGISTRANT
                                                                             ------------
    SEC Registration Fee...................................................   $    8,712
    NASD Filing Fee........................................................        3,375
    Nasdaq National Market Application Fee.................................       50,000
    Printing...............................................................      125,000
    Legal Fees and Expenses................................................      275,000
    Accounting Fees and Expenses...........................................      180,000
    Blue Sky Fees and Expenses.............................................       10,000
    Director and Officer Liability Insurance...............................      350,000
    Custodial Fees.........................................................        2,500
    Transfer Agent and Registrar Fees......................................        5,000
    Miscellaneous..........................................................       40,413
                                                                                --------
              Total........................................................   $1,050,000
                                                                                ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "Delaware Law") authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article Ten of the Registrant's Certificate of Incorporation (Exhibit 3.1 hereto) and Article VI of the Registrant's Bylaws (Exhibit 3.3 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for crossindemnification among the Company and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since September 30, 1993, the Registrant has issued and sold the following unregistered securities:

     1. Between March 3, 1994 and June 26, 1996, the Registrant sold an aggregate of 258,046 shares of Common Stock at a price of $2.50 per share for an aggregate purchase price of $645,115 to the following stockholders pursuant to the exercise of an option granted under the Registrant's 1992 Stock Option Plan:
183 shares to Maria Balicka; 150 shares to Yu-Chuan Liu; 83 shares to Aaron Emigh; 600 shares to Amit Gulati; 8,000 shares to David Laws; 125 shares to Kathleen Hassett; 441 shares to Norman Duong; 600 shares to Leslie Jan; 4,200 shares to Faisal Khan; 200 shares to Laura Stansfield; 1,900 shares to Xiaolin (Richard) Tang; 177 shares to Henry Hao-jan Tung; 538 shares to Deborah Rudd; 867 shares to Chiao-er Allisa Lee; 1,642 shares to Dong Ha Lim; 1,300 shares to Clyde Wright; 980 shares to Wen-Huei Adam Wang; 133,125 shares to Chi-Shin Wang; 1,042 shares to Duat Hoang Tran; 50 shares to Manu Gulati; 20,000 shares to Mark Birman; 4,000 shares to Brett Coon; 68,333 shares to Richard Johnson; 850 shares to Hay-Pang Stephen Leung; 600 shares to Ekman Tsang; 418 shares to Joanna Liu; 1,000 shares to Dawn Wang; 2,925 shares to

Arijanto Soemedi; 2,042 shares to Sehat Sutardja; 100 shares to Peter Kong; and 1,575 shares to Robin Chirico.

     2. Between February 24, 1994 and November 21, 1995, the Registrant sold an aggregate of 12,100 shares of Common Stock at a price of $1.00 per share for an aggregate purchase price of $12,100 to the following stockholders pursuant to the exercise of an option granted under the Registrant's 1992 Stock Option Plan:
2,500 shares to Sydney Lee; 5,200 shares to Sergio Golombek; and 4,400 shares to Ramah Sutardja.

     3. In May 1994, the Registrant sold 681,820 shares of Series C Preferred Stock to National Semiconductor Corporation at a purchase price of $7,500,020.

     4. In July 1996, the Registrant sold an aggregate of 2,156,800 shares to the following officers and directors at an aggregate purchase price of $1,078,400: 122,400 shares to Sandra L. Abbott; 122,400 shares to David Harper; 160,400 shares to Bryan Martin; 176,400 shares to Chris McNiffe; 125,400 shares to Michael Noonen; 1,000,000 shares to Joe Parkinson; 292,400 shares to Y.W. Sing; and 157,400 shares to Samuel Wang.

     5. Between August 24, 1996 and September 13, 1996, the Registrant sold an aggregate of 247 shares of Common Stock at a price of $0.50 per share for an aggregate purchase price of $123.50 to the following stockholders pursuant to the exercise of an option granted under the Registrant's 1996 Stock Option Plan:
205 shares to Scott Shengwei Zhang; and 42 shares to Richard Williams.

     6. Between August 24, 1996 and September 28, 1996, the Registrant sold an aggregate of 8,232 shares of Common Stock at a price of $0.50 per share for an aggregate purchase price of $4,116 to the following stockholders pursuant to the exercise of an option granted under the Registrant's 1992 Stock Option Plan:
3,271 shares to Scott Shengwei Zhang; 958 shares to Richard Williams; 2,000 shares to Rong-Xiang Ni; and 2,003 shares to Carl Fong.

     7. In September 1996, the Registrant sold an aggregate of 413,640 shares of Series D Preferred Stock to the following investors at an aggregate purchase price of $2,275,020: 363,640 shares to Sanyo Semiconductor Corporation; and 50,000 shares to Guy Hecker.

     8. In September 1996, the Registrant issued 20,000 shares of Common Stock to Daniel Helman at a value of $0.50 per share for an aggregate value of $10,000. The Registrant issued to Mr. Helman such shares in connection with services provided to the Registrant.

     9. In October 1996, the Registrant sold an aggregate of 270,913 shares of Series D Preferred Stock to the following investors at an aggregate purchase price of $2,302,760.50: 84,545 shares to Montgomery Associates; 10,364 shares to
G. Farman-Farmaian; 100,000 shares to Bexley Enterprises; 26,000 shares to Alidad Farman Farma; 4,550 shares to Jeffrey D. Saper; and 45,454 shares to John Price.

     There was no underwriter involved in connection with any transaction set forth above. The issuances of the securities set forth in paragraph 1, 2, 4, 5 and 6 of this Item 15 were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder. The other issuances set forth in this Item 15 were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

     In all of such transactions, the recipients of securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS.

EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT
------   ---------------------------------------------------------------------
 1.1     Form of Underwriting Agreement.
 3.1     Certificate of Incorporation of Registrant.
 3.2     Form of Amended and Restated Certificate of Incorporation of
         Registrant.
 3.3     Bylaws of Registrant.
 5.1     Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional
         Corporation.
10.1     Form of Indemnification Agreement.
10.2     1992 Stock Option Plan and form of Stock Option Agreement.
10.3     Key Personnel Plan and form of Stock Option Agreement.
10.4     1996 Stock Plan and form of Stock Option Agreement.
10.5     1996 Employee Stock Purchase Plan and form of Subscription Agreement.
10.6     1996 Director Option Plan and form of Director Option Agreement.
10.7     Amended and Restated Registration Rights Agreement dated as of
         September 6, 1996 among the Registrant and certain holders of the
         Registrant's Common Stock.
10.8     Facility lease dated as of July 3, 1990 by and between Sobrato
         Interests, a California Limited Partnership, and the Registrant, as
         amended.
10.9*    License Agreement dated as of May 7, 1996 by and between Kyushu
         Matsushita Electric Industrial Co., Ltd. and the Registrant.
10.10    Promissory Note between Joe Parkinson and Registrant dated June 29,
         1996.
10.11    Promissory Note between Y.W. Sing and Registrant dated June 29, 1996.
10.12    Promissory Note between Sandra L. Abbott and Registrant dated June
         29, 1996.
10.13    Promissory Note between David M. Harper and Registrant dated June 29,
         1996.
10.14    Promissory Note between Bryan R. Martin and Registrant dated June 29,
         1996.
10.15    Promissory Note between Chris McNiffe and Registrant dated June 29,
         1996.
10.16    Promissory Note between Mike Noonen and Registrant dated June 29,
         1996.
10.17    Promissory Note between Samuel T. Wang and Registrant dated June 29,
         1996.
11.1     Computation Regarding Earnings Per Share.
21.1     Subsidiaries of Registrant.
23.1     Consent of Independent Accountants.
23.2     Consent of Counsel (included in Exhibit 5.1).
24.1     Power of Attorney (see page II-5).
27.1     Financial Data Schedule.

---------------
* Confidential treatment requested as to certain portions of this exhibit.

(B) FINANCIAL STATEMENT SCHEDULES

     Schedule II Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the

Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of this prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing, as specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on November 6, 1996.

                                          8X8, INC.

                                          By: /s/ JOE PARKINSON

                                            ------------------------------------
                                            Joe Parkinson,
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joe Parkinson and Sandra L. Abbott and each of them acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended.

     Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              SIGNATURE                              TITLE                         DATE
-------------------------------------  ----------------------------------    -----------------
/s/ JOE PARKINSON                      Chairman of the Board and Chief       November 6, 1996
-------------------------------------  Executive Officer (Principal
Joe Parkinson                          Executive Officer)
/s/ Y.W. SING                          Vice Chairman of the Board            November 6, 1996
-------------------------------------
Y.W. Sing
/s/ SANDRA L. ABBOTT                   Chief Financial Officer and Vice      November 6, 1996
-------------------------------------  President, Finance (Principal
Sandra L. Abbott                       Financial and Accounting Officer)
/s/ SAMUEL WANG                        Vice President, Process Technology    November 6, 1996
-------------------------------------  and Director
Samuel Wang
/s/ BERND GIROD                        Director                              November 6, 1996
-------------------------------------
Bernd Girod
/s/ RICHARD CHANG                      Director                              November 6, 1996
-------------------------------------
Richard Chang
/s/ SADA CHIDAMBARAM                   Director                              November 6, 1996
-------------------------------------
Sada Chidambaram
/s/ AKIFUMI GOTO                       Director                              November 6, 1996
-------------------------------------
Akifumi Goto
/s/ THOMAS HUMPHREY                    Director                              November 6, 1996
-------------------------------------
Thomas Humphrey
/s/ WILLIAM TAI                        Director                              November 6, 1996
-------------------------------------
William Tai

                                   8 X 8 INC.

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                               ADDITIONS       WRITE-OFFS/
                                                BALANCE AT     CHARGED TO     RECOVERIES OF     BALANCE AT
                                                BEGINNING      COSTS AND      UNCOLLECTIBLE       END OF
                 DESCRIPTION                    OF PERIOD       EXPENSES        ACCOUNTS          PERIOD
----------------------------------------------  ----------     ----------     -------------     ----------
Allowance for doubtful accounts:
March 31, 1994................................     $681           $137            $ 142            $676
March 31, 1995................................     $676             --            $ 279            $397
March 31, 1996................................     $397           $234            $ 111            $520
September 30, 1996............................     $520             --            $  74            $446

                                 EXHIBIT INDEX

EXHIBIT NO.                                EXHIBIT
-----------   ------------------------------------------------------------------
 1.1          Form of Underwriting Agreement.
 3.1          Certificate of Incorporation of Registrant.
 3.2          Form of Amended and Restated Certificate of Incorporation of
              Registrant.
 3.3          Bylaws of Registrant.
 5.1          Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional
              Corporation.
10.1          Form of Indemnification Agreement.
10.2          1992 Stock Option Plan and form of Stock Option Agreement.
10.3          Key Personnel Plan and form of Stock Option Agreement.
10.4          1996 Stock Plan and form of Stock Option Agreement.
10.5          1996 Employee Stock Purchase Plan and form of Subscription
              Agreement.
10.6          1996 Director Option Plan and form of Director Option Agreement.
10.7          Amended and Restated Registration Rights Agreement dated as of
              September 6, 1996 among the Registrant and certain holders of the
              Registrant's Common Stock.
10.8          Facility lease dated as of July 3, 1990 by and between Sobrato
              Interests, a California Limited Partnership, and the Registrant,
              as amended.
10.9*         License Agreement dated as of May 7, 1996 by and between Kyushu
              Matsushita Electric Industrial Co., Ltd. and the Registrant.
10.10         Promissory Note between Joe Parkinson and Registrant dated June
              29, 1996.
10.11         Promissory Note between Y.W. Sing and Registrant dated June 29,
              1996.
10.12         Promissory Note between Sandra L. Abbott and Registrant dated June
              29, 1996.
10.13         Promissory Note between David M. Harper and Registrant dated June
              29, 1996.
10.14         Promissory Note between Bryan R. Martin and Registrant dated June
              29, 1996.
10.15         Promissory Note between Chris McNiffe and Registrant dated June
              29, 1996.
10.16         Promissory Note between Mike Noonen and Registrant dated June 29,
              1996.
10.17         Promissory Note between Samuel T. Wang and Registrant dated June
              29, 1996.
11.1          Computation Regarding Earnings Per Share.
21.1          Subsidiaries of Registrant.
23.1          Consent of Independent Accountants.
23.2          Consent of Counsel (included in Exhibit 5.1).
24.1          Power of Attorney (see page II-5).
27.1          Financial Data Schedule.

---------------
* Confidential treatment requested as to certain portions of this exhibit.